Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ZOETIS INC.,

ZEUS MERGER SUB, INC.

and

ABAXIS, INC.

dated as of

May 15, 2018

-i-

-ii-

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 15, 2018, by and among Zoetis Inc., a Delaware corporation (“Parent”), Zeus Merger Sub, Inc., a California corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Abaxis, Inc., a California corporation (the “Company”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Corporations Code of the State of California (the “CCC”), Parent, Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation of the merger and a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the Merger are fair to, and in the best interests of, the Company and the Company Shareholders (as defined below), (b) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger (the “Transactions”), (c) subject to the terms set forth herein, resolved to recommend approval of this Agreement, the Merger and the principal terms thereof for approval by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (as defined below) (the “Company Shareholder Approval”) and (d) directed that the approval of this Agreement, the Merger and the principal terms thereof be submitted to a vote of the Company Shareholders;

WHEREAS, the Board of Directors of Merger Sub has unanimously (a) determined that this Agreement and the Merger are fair to, and in the best interests of, Merger Sub and its sole shareholder and (b) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger;

WHEREAS, the Board of Directors of Parent has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger;

WHEREAS, the sole shareholder of Merger Sub has approved this Agreement, the Merger and the principal terms thereof; and

WHEREAS, upon consummation of the Merger, each share of common stock, no par value per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be cancelled or converted pursuant to Section 2.01(a) and any Dissenting Shares (as defined below)) will be cancelled and converted into the right to receive the Merger Consideration (as defined below), upon the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and other agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the CCC, at the Effective Time, Merger Sub shall be merged with and into the Company in the Merger.

SECTION 1.02 Closing. The closing of the Merger (the “Closing”) will take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 8:00 a.m. New York City time on the third (3rd) Business Day following the date on which each of the conditions set forth in Article VII is satisfied, or to the extent permitted by applicable Law, waived by the party entitled to waive such condition (except in any such case for any such conditions that by their nature can be satisfied only on the Closing Date, but subject to the satisfaction of such conditions or, to the extent permitted by applicable Law, waiver by the party entitled to waive such conditions), unless another place, time or date is agreed upon in writing by the parties. The date on which the Closing occurs is referred to herein as the “Closing Date.”

SECTION 1.03 Effective Time. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, or on such other date as Parent and the Company may agree upon in writing, Parent, Merger Sub and the Company shall file an agreement of merger with respect to the Merger and officers’ certificates of Merger Sub and the Company with respect to the Merger (collectively, the “Agreement of Merger”) with the Secretary of State of the State of California, in each case, in such form as required by, and executed in accordance with, the applicable provisions of the CCC. The Merger shall become effective at the time the Agreement of Merger shall have been duly filed with the Secretary of State of the State of California or such other date and time as is agreed upon by the parties and specified in the Agreement of Merger, such date and time hereinafter referred to as the “Effective Time.”

SECTION 1.04 Effects of the Merger. As a result of the Merger, (a) the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Company”) and (b) the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the CCC. Without limiting the generality of the foregoing, at the Effective Time, all of the rights and property of the Company and Merger Sub shall vest in the Surviving Company, and all of the debts and liabilities of the Company and Merger Sub shall become the debts and liabilities of the Surviving Company.

SECTION 1.05 Articles of Incorporation and Bylaws of the Surviving Company. At the Effective Time, the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, and the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety pursuant to the Merger to conform to the articles of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time, respectively (except that, in each case, the name of the Surviving Company shall be “Abaxis, Inc.”), and as so amended and restated shall be the articles of incorporation and bylaws of the Surviving Company, respectively, until thereafter amended as provided therein or by applicable Law.

SECTION 1.06 Directors and Officers of the Surviving Company.

(a) The board of directors of the Surviving Company effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time, to hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Company.

(b) From and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company, to hold office until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Company.

SECTION 1.07 Subsequent Actions. If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any of their respective equityholders:

(a) Cancellation of Treasury Shares and Parent-Owned Shares. Each share of Company Common Stock (the “Shares”) held in the treasury of the Company immediately prior to the Effective Time and each Share owned by Parent or Merger Sub immediately prior to the Effective Time shall automatically be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto. All Shares issued and outstanding immediately prior to the Effective Time that are held by any direct or indirect wholly owned Subsidiary of the Company (each, a “Company Subsidiary”) or by any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) (collectively, “Converted Shares”) will automatically be converted into such number of validly issued, fully paid and nonassessable shares of common stock, no par value per share, of the Surviving Company, or fraction thereof, such that the ownership percentage of any such Subsidiary in the Surviving Company immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(b) Shares of Merger Sub. Each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, no par value per share, of the Surviving Company.

(c) Company Common Stock. Each Share that is issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled or converted pursuant to Section 2.01(a) or any Dissenting Shares) shall be cancelled and shall be converted automatically into the right to receive $83.00 in cash, without interest (the “Merger Consideration”). The Merger Consideration shall be payable in accordance with Section 2.02(b).

(d) Company Equity Awards.

(i) Cash-Out Company RSU Awards. Each Company RSU Award that is outstanding as of immediately prior to the Effective Time and that, by its terms as in effect on the date hereof, would automatically vest upon the occurrence of the Effective Time, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company RSU or any other Person, shall be automatically cancelled and converted into the right to receive the Merger Consideration in respect of each Share subject to such Company RSU Award, less applicable withholding obligations.

(ii) Rollover Company RSU Awards. Each Company RSU Award that is outstanding as of immediately prior to the Effective Time and that is not subject to Section 2.01(d)(i), by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company RSU or any other Person, shall be cancelled and automatically converted into a restricted stock unit award in respect of a number of Parent Shares (rounded to the nearest whole share) equal to the product of (x) the number of Shares subject to such Company RSU Award as of immediately prior to the Effective Time, multiplied by (y) the Equity Award Exchange Ratio, which award shall be subject to substantially the same terms and conditions (including the same vesting terms) as were applicable to the corresponding Company RSU Award.

(iii) Cash-Out Company PSU Awards. Each Company PSU Award that is outstanding as of immediately prior to the Effective Time and that, by its terms as in effect on the date hereof, would automatically vest upon the occurrence of the Effective Time, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company PSU or any other Person, shall be automatically cancelled and converted into the right to receive the Merger Consideration in respect of each Share subject to such Company PSU Award, less applicable withholding obligations. For purposes of such Company PSU Awards, the performance goals in respect of performance periods that are incomplete as of the Effective Time will be deemed to have been satisfied at the target level at the Effective Time.

(iv) Rollover Company PSU Awards. Each Company PSU Award that is outstanding as of immediately prior to the Effective Time and that is not subject to Section 2.01(d)(iii), by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company PSU or any other Person, shall be cancelled and automatically converted into a restricted stock unit award in respect of a number of Parent Shares (rounded to the nearest whole share) equal to the product of (x) the number of Shares subject to such Company PSU Award as of immediately prior to the Effective Time, multiplied by (y) the Equity Award Exchange Ratio, which award shall be subject to substantially the same terms and conditions as were applicable to the corresponding Company PSU Award. For purposes of such Company PSU Awards, the performance goals in respect of performance periods that are incomplete as of the Effective Time will be deemed to have been satisfied at the target level at the Effective Time (and the converted awards will be subject solely to service-based vesting following the Effective Time).

(e) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of Section 2.01(c) and (d). The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Company will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of any Company RSU Award or Company PSU Award. All amounts payable to holders of Company RSU Awards and Company PSU Awards pursuant to Sections 2.01(d)(i) and (iii) shall be paid through the payroll of Parent, the Surviving Company or their Affiliates within fourteen (14) calendar days of the Closing.

SECTION 2.02 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall (i) appoint Computershare Trust Company, N.A., or another nationally recognized financial institution reasonably acceptable to the Company, to act as agent for the payment of the Merger Consideration in accordance with this Article II (the “Paying Agent”) and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent for the payment of the Merger Consideration in accordance with this Article II. At or prior to the Closing, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares issued and outstanding immediately prior to the Effective Time, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid at the Closing pursuant to Section 2.01(c) (such cash being hereinafter referred to as the “Payment Fund”). Funds made available to the Paying Agent shall be invested by the Paying Agent, if and as directed by Parent, in short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America with maturities of no more than thirty (30) days, pending payment thereof by the Paying Agent to the holders of Shares pursuant to this Section 2.02(a); provided, that no investment of such deposited funds shall relieve Parent, the Surviving Company or the Paying Agent from promptly making the payments required by this Section 2.02(a). Any interest or income produced by such investments will be payable to Parent or the Surviving Company, as Parent directs. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Section 2.02(a), except as expressly provided for in this Agreement.

(b) Exchange Procedures.

(i) Certificated Shares. As promptly as practicable after the Effective Time (and in any event, no later than five (5) Business Days after the Closing Date), Parent shall cause the Paying Agent to mail to each holder of record of a certificate representing Shares as of immediately prior to the Effective Time (a “Certificate”) whose Shares were converted into the right to receive the Merger Consideration pursuant to this Agreement: (A) a letter of transmittal in customary form, which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e) to the Paying Agent) and shall otherwise be in such form and have such other provisions as Parent may reasonably specify and (B) instructions for effecting the surrender of the Certificate in exchange for payment of the Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e)) for cancellation to the Paying Agent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificate, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate that such holder is entitled to receive pursuant to Section 2.01(c), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that was not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered is registered; provided that it shall be a condition precedent of payment that (x) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have paid any and all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered or shall have established to the reasonable satisfaction of Parent that such Taxes either have been paid or are not required to be paid.

(ii) Book-Entry Shares. Any holder of non-certificated Shares represented by book-entry (“Book-Entry Shares”) shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.01(c). In lieu thereof, each registered holder of one (1) or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and the Surviving Company shall cause the Paying Agent to pay and deliver to such holder as promptly as reasonably practicable after the Effective Time, the Merger Consideration for each Book-Entry Share that such holder is entitled to receive pursuant to Section 2.01(c). Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(iii) No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e)) or in respect of any Book-Entry Share.

(c) Termination of Payment Fund. At any time following the first (1st) anniversary of the Effective Time, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any portion of the Payment Fund (including any interest received with respect thereto) not disbursed to or claimed by holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Shares and in compliance with the procedures set forth in Section 2.02(b), without interest. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Company or its designee, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, the Surviving Company or the Paying Agent shall be liable to any holder of a Share for Merger Consideration properly delivered to a public official in compliance with any applicable abandoned property, escheat or similar Law.

(d) Withholding Rights. Notwithstanding any other provision of this Agreement to the contrary, each of the Paying Agent, the Company, the Surviving Company and Parent shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law, and pay such withheld amounts over to the appropriate Governmental Authority. Any amounts so withheld and paid over to the appropriate Governmental Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

(e) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to the Paying Agent) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent or the Surviving Company, as applicable, shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.01(c); provided, however, that the Paying Agent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to provide a bond in a customary amount.

SECTION 2.03 Share Transfer Books. As of the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Shares on the records of the Company. The Merger Consideration paid in accordance with the terms of this Section 2.03 shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Agreement.

SECTION 2.04 Certain Adjustments. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be appropriately adjusted to provide Parent and the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided that this sentence shall not be construed to permit the Company or the Company Subsidiaries to take any action with respect to their securities that is prohibited by this Agreement.

SECTION 2.05 Dissenting Shares.

(a) Notwithstanding anything to the contrary herein, Shares issued and outstanding immediately prior to the Effective Time and held by a holder of record who did not vote in favor of the Company Shareholder Approval (or consent thereto in writing) and is entitled to demand, and has properly demanded, that the Company purchase such Shares (such Shares, the “Dissenting Shares”) for fair market value in accordance with, and in compliance in all respects with, Chapter 13 of the CCC shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 2.01(c), but instead at the Effective Time shall be converted into the right to receive payment of the fair market value of such Shares as may be determined to be due with respect to such Dissenting Shares pursuant to Chapter 13 of the CCC. If any such holder fails to perfect or otherwise waives, withdraws or loses the right to payment of the fair market value of such Dissenting Shares pursuant to Chapter 13 of the CCC, or becomes ineligible for such payment, then the right of such holder to receive such payment in respect of such Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted, as of the Effective Time, into and will be exchangeable solely for the right to receive the Merger Consideration, without interest or duplication.

(b) The Company shall give Parent prompt notice of any demands received by the Company for the purchase of Shares pursuant to Chapter 13 of the CCC, any litigation related thereto, attempted withdrawals of such demands and any other instruments served pursuant to the CCC and received by the Company relating to rights to be paid the fair market value of Dissenting Shares (such demands, withdrawals, instruments, or litigation related thereto, together, “Shareholder Demands”). Parent shall have the right to participate in and control all negotiations and proceedings with respect to, and the defense of, such Shareholder Demands, and Parent shall give Company the right to review and comment on all material filings or responses to be made in connection with any such Shareholder Demands, and the right to consult on the settlement, release, waiver or compromise of any such Shareholder Demands, and Parent shall in good faith take such comments into account. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such Shareholder Demand, or agree to any of the foregoing. Any portion of the aggregate Merger Consideration made available to the Payment Agent to pay for Shares that have become Dissenting Shares shall be returned to Parent upon demand.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the SEC Reports filed or furnished by the Company with the SEC after January 1, 2015 and prior to the date hereof (other than disclosures in the “Risk Factors” sections of any such SEC Reports and any disclosure of risks included in any “forward-looking statements” disclaimer contained in any such SEC Reports), or (b) as disclosed in the corresponding section of the separate disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation validly existing and in good standing under the Laws of the State of California and has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign legal entity to do business, and is in good standing in each jurisdiction (to the extent a concept of “good standing” is applicable in such jurisdiction) where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(b) Section 3.01(b) of the Company Disclosure Schedule sets forth a true and complete list of all the Company Subsidiaries, together with (i) the jurisdiction and form of organization of each Company Subsidiary, (ii) the authorized share capital or other equity interests of each Company Subsidiary and (iii) the outstanding share capital or other equity interests of each Company Subsidiary, and the holders thereof. Each Company Subsidiary is a corporation or other legal entity duly organized, validly existing and in good standing in the jurisdiction of its incorporation or organization (to the extent a concept of “good standing” is applicable in such jurisdiction), and has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Each of the Company Subsidiaries is duly qualified or licensed as a foreign legal entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary (to the extent a concept of “good standing” is applicable in such jurisdiction), except for such failures to be so qualified or licensed and in good standing that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary, directly or indirectly, owns any equity interest in any Person other than the Company Subsidiaries.

(c) The Company has made available to Parent a true and complete copy of (i) the Amended and Restated Articles of Incorporation of the Company, as amended and as in effect on the date hereof (the “Company Articles”), (ii) the Amended and Restated By-Laws of the Company, as in effect on the date hereof (the “Company Bylaws”) and (iii) the articles of incorporation and bylaws (or equivalent organizational documents) of each Company Subsidiary, each as in effect as of the date hereof. Each such articles of incorporation and bylaws (or equivalent organizational documents) is in full force and effect. The Company is not in violation of any provisions of the Company Articles or the Company Bylaws. None of the Company Subsidiaries is in violation of any of the provisions of its articles of incorporation and bylaws (or equivalent organizational documents), in each case, except for violations that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

SECTION 3.02 Capitalization.

(a) The authorized share capital of the Company consists of 35,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, no par value (“Preferred Stock”). As of the close of business on May 14, 2018 (the “Capitalization Date”), there were 22,870,967 shares of Company Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding. No Company Subsidiary owns any capital stock of the Company. The Company Common Stock constitutes the only outstanding class of securities of the Company or the Company Subsidiaries registered under, or required to be registered under, the Securities Act. As of the close of business on the Capitalization Date, the Company had no shares of capital stock reserved for or otherwise subject to issuance, except for 1,157,346 Shares reserved for issuance under the Company Equity Plans, of which amount (i) 649,846 Shares were issuable upon the settlement of Company RSU Awards and (ii) 507,500 Shares (assuming satisfaction of performance goals, which can only be satisfied at one level per Company PSU Award) were issuable upon the settlement of Company PSU Awards.

(b) Except as set forth in Section 3.02(a), as of the close of business on the Capitalization Date, no shares of capital stock or voting securities of, or other equity interests in, the Company are reserved for issuance or outstanding. Since the close of business on the Capitalization Date through the date of this Agreement, no Company RSU Awards or Company PSU Awards have been issued or granted and no Shares have been issued. Except as set forth in Section 3.02(a), there are no options, warrants, calls, subscriptions or other rights, agreements, arrangements or commitments of the Company or any Company Subsidiary any character relating to the issued or unissued Shares or other equity interests or capital stock of the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for any such Shares, capital stock or other equity interests, or any other rights or instruments that are linked in any way to the price of the Shares or any shares of capital stock or other equity interests of the Company or any Company Subsidiary or the value of all or any part of the Company or any Company Subsidiary (collectively, including the shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, “Equity Interests”), or obligating the Company or any Company Subsidiary to issue, sell or grant any Equity Interests.

(c) There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company Shareholders or the equityholders of any Company Subsidiary may vote. There are no outstanding obligations under Contract or otherwise of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Interests, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Company Subsidiary or any other Person. None of the Company or any Company Subsidiary is a party to any shareholders’ agreement, voting trust agreement or registration rights agreement relating to any Equity Interests or any other Contract relating to disposition, voting or dividends with respect to any Equity Interests.

(d) All issued and outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive (or similar) right, purchase option, call or right of first refusal or similar right. Each outstanding capital share, limited liability company interest, partnership interest or equity or similar interest of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable and was issued free of preemptive (or similar) rights. Each outstanding capital share, limited liability company interest, partnership interest or equity or similar interest of each Company Subsidiary that is owned by the Company or another Company Subsidiary is owned free and clear of all Liens.

(e) All Company RSU Awards and Company PSU Awards are evidenced by award agreements in the forms that have been provided to Parent. Section 3.02(e) of the Company Disclosure Schedule sets forth a listing of all Persons (by employee number) who hold outstanding Company RSU Awards and Company PSU Awards as of the Capitalization Date, indicating, with respect to each Company RSU Award or Company PSU Award, the number of Shares subject thereto, the date of grant or issuance and the vesting schedule.

SECTION 3.03 Corporate Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and subject to the receipt of the Company Shareholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (subject, in the case of the Merger, to the receipt of the Company Shareholder Approval and the filing of the Agreement of Merger with the Secretary of State of the State of California pursuant to the CCC). This Agreement has been validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (a) may be limited by the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and (b) is subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity).

SECTION 3.04 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not (with or without notice or lapse of time, or both), (i) conflict with or violate the Company Articles, the Company Bylaws or the articles of incorporation or bylaws (or equivalent organizational documents) of any Company Subsidiary, (ii) assuming that all consents, approvals and other authorizations described in Section 3.04(b) have been obtained, that all filings and other actions described in Section 3.04(b) have been made or taken and that the Company Shareholder Approval has been obtained, conflict with or violate any federal, state, local or foreign law, statute, ordinance or law, or any rule, regulation, standard, Order or agency requirement of any Governmental Authority (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (iii) require any consent or approval under, result in any breach or violation of, constitute a default by the Company or any Company Subsidiary under, result in the termination of or give to others any right of termination, vesting, amendment, acceleration or cancellation under, result in the loss of any benefit under, or result in the creation of any Lien (other than a Permitted Lien) on the properties or assets of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party, or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except, with respect to the foregoing clause (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any Consent from, notice to or registration, declaration or filing with any federal, state, local or foreign government, regulatory or administrative authority or commission or other governmental authority or instrumentality or self-regulatory organization, domestic or foreign, or any court, tribunal, or judicial or arbitral body (a “Governmental

Authority”), except for (i) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) relating to the Company Shareholder Approval, (iii) compliance with any applicable rules of NASDAQ, (iv) the filing of the Agreement of Merger with the Secretary of State of the State of California pursuant to the CCC, (v) the applicable premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and such other Antitrust Laws as may be applicable to the Transactions, and (vi) such other Consents, notices, registrations, declarations or filings the failure of which to obtain would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

SECTION 3.05 SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished (as applicable) on a timely basis all forms, reports, statements, schedules and other documents required to be filed or furnished (as applicable) by it with the SEC since January 1, 2015 (collectively, the “SEC Reports”), in each case as amended through the date hereof. As of their respective dates, or, if amended prior to the date hereof, as of the date of the last such amendment, the SEC Reports (i) were prepared (and any SEC Reports filed after the date hereof will have been prepared), in all material respects, in accordance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act, and, in each case, the rules and regulations promulgated thereunder and (ii) did not and will not, at the time they were or will be filed, or, if amended prior to the date hereof, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries files, or is required to file, periodic reports with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to the SEC Reports. Since January 1, 2015, the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and the applicable listing and corporate governance rules and regulations of the NASDAQ.

(b) Each of the consolidated financial statements of the Company (including, in each case, any notes thereto) contained in the SEC Reports (collectively, the “Company Financial Statements”) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and the consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (except, in each case, as may be indicated in the notes thereto or, in the case of interim financial statements, for normal non-material year-end adjustments and for the absence of notes).

(c) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act and sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries for external purposes in accordance with GAAP. To the Company’s Knowledge, since January 1, 2015, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company that is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (2) any fraud, whether or not material, that involves the management or other employees of the Company or any of the Company Subsidiaries that have a significant role in the Company’s internal control over financial reporting.

(d) The Company has designed and maintains a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) sufficient to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e) Neither the Company nor any Company Subsidiary has, or is subject to, any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations (i) that are reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company and the consolidated Company Subsidiaries as at December 31, 2017 (including the notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2017, (ii) that have been incurred since December 31, 2017 in the ordinary course of business, (iii) arising out of this Agreement or in connection with the Transactions, or (iv) that have been discharged or paid in full prior to the date of this Agreement.

(f) As of the date hereof, other than as set forth in the Company Financial Statements, neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangements” that would be required to be disclosed under Item 303(a) of Regulation S-K promulgated by the SEC.

SECTION 3.06 Absence of Certain Changes or Events.

(a) From January 1, 2018 through the date of this Agreement, no event or development has occurred that have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except in connection with the execution and delivery of this Agreement and the Transactions, from January 1, 2018 through the date of this Agreement, (i) the Company and the Company Subsidiaries have conducted their businesses in the ordinary course of business in all material respects and (ii) the Company and the Company Subsidiaries have not taken or failed to take any action that, had such action been taken or failed to have been taken after the date hereof, would (without Parent’s consent) have constituted a breach of any of the covenants set forth in Section 5.01(a) [Amendments], Section 5.01(b) [Issuances], Section 5.01(d) [Dividends], Section 5.01(e) [Reclassifications], Section 5.01(f) [Mergers], Section 5.01(h) [Indebtedness], Section 5.01(i) [Loans], Section 5.01(l) [Benefits Matters], Section 5.01(m) [Settlements] or Section 5.01(o) [Intellectual Property].

SECTION 3.07 Absence of Litigation. There is no litigation, suit, arbitration, claim, charge, action or proceeding (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary that would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is subject to any continuing Order of, or settlement agreement or other similar written agreement with, any Governmental Authority, in each case that would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

SECTION 3.08 Compliance with Laws; Permits.

(a) Since January 1, 2015, the Company and each Company Subsidiary have been in compliance with all applicable Laws, except to the extent that the failure to comply therewith would not reasonably be expected, individually or in the aggregate, to be material to the Company or such Company Subsidiary. Since January 1, 2015, neither the Company nor any of the Company Subsidiaries has received from any Governmental Authority any notices of violation with respect to any Laws applicable to it, other than as would not reasonably be expected, individually or in the aggregate, to be material to the Company or such Company Subsidiary. To the Company’s Knowledge, no investigation by any Governmental Authority with respect to the Company or any Company Subsidiary is pending, nor has any Governmental Authority indicated to the Company or any Company Subsidiary an intention to conduct any such investigation, except for such investigations the outcomes of which would not reasonably be expected, individually or in the aggregate, to be material to the Company or such Company Subsidiary.

(b) Each of the Company and each Company Subsidiary is in possession of all licenses, permits, approvals, accreditations, registrations, clearances, certificates and other authorizations of any Governmental Authority necessary for each such entity to own, lease and operate its assets and properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Each of the Company Permits is in full force and effect, and is not subject to any conditions except for those conditions appearing on the face of such Company Permits, except where the failure to be in full force and effect of, or the imposition of such conditions on, any Company Permits, would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. To the Company’s Knowledge and except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) there exist no facts or circumstances that make it likely that any Company Permit will not be renewed or extended in the ordinary course of business consistent with past practice on commercially reasonable terms, (ii) no Governmental Authority has commenced, or given written notice to the Company or any Company Subsidiary that it intends to commence, a proceeding to revoke, or suspend, rescind, modify or not renew, or to impose any materially adverse condition on, any Company Permit, (iii) all reports and filings required to be filed with the relevant Governmental Authority by the Company or any Company Subsidiary with respect to any Company Permit have been timely filed and are accurate and complete, (iv) all regulatory fees, contributions or surcharges required to be paid by the Company and the Company Subsidiaries with respect to any Company Permit have been timely paid and (v) since January 1, 2015, the Company and each Company Subsidiary have been in compliance with the terms of all Company Permits.

(c) Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any of the Company Subsidiaries (nor, to the Company’s Knowledge, any Company Representative): (i) has offered, authorized, provided or given any payment or thing of value to any Person for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage, (ii) has violated since January 1, 2015 any applicable Anti-Corruption Laws, (iii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (iv) has taken any other action that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any director, officer, employee, agent or representative of another company or other entity in the course of their business dealings with the Company or any of the Company Subsidiaries, so as to unlawfully induce such Person to act against the interest of his or her employer or principal.

(d) Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any of the Company Subsidiaries (nor, to the Company’s Knowledge, any Company Representative): (i) is, or is owned or controlled by, a Person or entity subject to the sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or included on the List of Specially Designated Nationals and Blocked Persons or Foreign Sanctions Evaders, Denied Persons List, Entities List, Debarred Parties List, Excluded Parties List and Terrorism Exclusion List, or any other lists of known or suspected terrorists, terrorist organizations or other prohibited Persons made publicly available or provided to the Company or any of the Company Subsidiaries by any Governmental Authority (such entities, Persons or organizations collectively, the “Restricted Parties”); or (ii) has conducted any business with or engaged in any transaction or arrangement with or involving, directly or indirectly, any Restricted Parties or countries subject to economic or trade sanctions imposed by any U.S. Governmental Authority, including Cuba, Iran, North Korea, Sudan and Syria, in violation of applicable Law, or has otherwise been in violation of any such sanctions, restrictions or any similar Law. Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries have at all times since January 1, 2015 been in compliance in all respects with all applicable Laws relating to export controls, trade embargoes, and economic sanctions. To the Company’s Knowledge, neither the Company nor any of the Company Subsidiaries is subject to any pending or threatened action of any Governmental Authority that would restrict its ability to engage in export transactions, bar it from exporting or otherwise limit in any material respect its exporting activities or sales to any Governmental Authority. Neither the Company nor any of the Company Subsidiaries has received any written notice of material deficiencies in connection with any export controls, trade embargoes or economic sanctions matter from OFAC or any other Governmental Authority in its compliance efforts nor made any voluntary disclosures to OFAC or any other Governmental Authority of facts that could result in any material action being taken or any material penalty being imposed by a Governmental Authority against the Company or any of the Company Subsidiaries.

SECTION 3.09 Employee Benefit Plans.

(a) Section 3.09(a) of the Company Disclosure Schedule sets forth a true and complete list of all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, cash- or equity-based incentive, deferred compensation, retiree medical or life insurance, welfare, retirement, severance, change-in-control or other compensatory or benefit plans, programs, policies or arrangements, and all retention, bonus, employment, termination, severance or other Contracts to which the Company or any of the Company Subsidiaries is a party, with respect to which the Company or any of the Company Subsidiaries has any current or future obligation, contingent or otherwise, or that are maintained, contributed to or sponsored by the Company or any of the Company Subsidiaries for the benefit of any current or former employee, officer, director or independent contractor of the Company or any of the Company Subsidiaries (all such plans, programs, policies, or Contracts, whether or not listed in Section 3.09(a) of the Company Disclosure Schedule, collectively, the “Company Benefit Plans”).

(b) The Company has made available to Parent true, correct and complete copies of the following (as applicable): (i) the written document evidencing each Company Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, (ii) the annual report (Form 5500) filed with the Internal Revenue Service for the last two (2) plan years, (iii) the most recently received determination letter from the Internal Revenue Service relating to a Company Benefit Plan, (iv) the most recently prepared actuarial report or financial statement relating to a Company Benefit Plan, (v) the most recent summary plan description for such Company Benefit Plan (or other descriptions of such Company Benefit Plan provided to employees) and all modifications thereto, (vi) all material, non-routine correspondence with the U.S. Department of Labor or the Internal Revenue Service, (vii) all amendments, modifications or material supplements to any Company Benefit Plan, and (viii) any related trust agreements, insurance Contracts or documents of any other funding arrangements relating to a Company Benefit Plan. Except as specifically provided in the foregoing documents made available to Parent, there are no amendments to any Company Benefit Plans that have been adopted or approved, nor has the Company or any of the Company Subsidiaries undertaken to make any such amendments or to adopt or approve any new Company Benefit Plans.

(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither the Company nor any of the Company Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the Internal Revenue Service, the U.S. Department of Labor or any other Governmental Authority with respect to any Company Benefit Plan, and, to the Knowledge of the Company, there is no plan defect that would qualify for correction under any such program.

(d) All contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(e) Each Company Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (i) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations and other applicable guidance thereunder and (ii) between January 1, 2005 and December 31, 2008 was operated in good faith material compliance with Section 409A of the Code, as determined under applicable guidance of the Treasury and the Internal Revenue Service. No compensation payable by the Company or any Company Subsidiary has been reportable as nonqualified deferred compensation in the gross income of any individual or entity, and subject to an additional tax, as a result of the operation of Section 409A of the Code. No assets set aside for the payment of benefits under any “nonqualified deferred compensation plan” are held outside of the United States, except to the extent that substantially all of the services to which such benefits are attributable have been performed in the jurisdiction in which such assets are held.

(f) Section 3.09(f) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Qualified Plans”). The Internal Revenue Service has issued a favorable determination letter with respect to each Qualified Plan and the related trust has not been revoked, and there are no existing circumstances, and, to the Knowledge of the Company, no events have occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust. No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(g) No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code nor has the Company or any of the Company Subsidiaries or ERISA Affiliates in the last six years maintained an employee benefit plan subject to Title IV or Section 302 of ERISA.

(h) (i) No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of the Company and the Company Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of the Company and the Company Subsidiaries nor any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(i) Neither the Company, nor any of the Company Subsidiaries, sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(j) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, director or other service provider of the Company or any of the Company Subsidiaries, or result in any limitation on the right of the Company or any of the Company Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of the Company Subsidiaries in connection with the Transactions (either alone or in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(k) There does not now exist, nor do any circumstances exist that could result in, any liability of the Company, the Company Subsidiaries or any of their ERISA Affiliates (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412, 430 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code (other than a liability that is not material) or (v) under corresponding or similar provisions of foreign Laws. Without limiting the generality of the foregoing, neither the Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069, 4204 or 4212 of ERISA.

(l) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the Knowledge of the Company, no set of circumstances exists that may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans that could reasonably be expected to result in any material liability of the Company or any of the Company Subsidiaries to the Pension Benefit Guaranty Corporation, the U.S. Department of the Treasury, the U.S. Department of Labor, any Multiemployer Plan, any Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party. No Company Benefit Plan is under audit or the subject of an investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Authority, nor is any such audit or investigation pending or, to the Knowledge of the Company, threatened.

(m) Each Company Benefit Plan that is mandated by applicable Law or by a Government Authority outside of the United States or that is subject to the Laws of a jurisdiction outside of the United States (i) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

SECTION 3.10 Labor and Employment Matters. There are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of the Company or any of the Company Subsidiaries and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other comparable foreign, state or local labor relations tribunal or authority. There are no organizing activities, labor strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes, other than routine grievance matters, now pending or threatened against or involving the Company or any of the Company Subsidiaries and there have not been any such labor strikes, work stoppages or other labor troubles with respect to the Company or any of the Company Subsidiaries at any time within five (5) years of the date of this Agreement. Neither the Company nor any of the Company Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices; and there is no charge of discrimination in employment or employment practices for any protected reason, including age, gender, race, religion or other legally protected category, which has been asserted against the Company or any of the Company Subsidiaries that is now pending before the U.S. Equal Employment Opportunity Commission or any other Governmental Authority. The Company and each of the Company Subsidiaries is, and in the preceding five (5) years has been, in material compliance with all applicable Laws in respect of employment, employment practices, including terms and conditions of employment and wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, the Immigration Reform and Control Act and occupational safety and health requirements. Each individual who currently renders services to the Company or any of the Company Subsidiaries who is classified by the Company or such Company Subsidiary, as applicable, as having the status of an independent contractor, consultant or other non-employee status for any purpose (including for purposes of taxation and Tax reporting and under Company Benefit Plans) is properly so characterized.

SECTION 3.11 Real Property.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a complete and accurate list by address of all Owned Real Property. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company or one of the Company Subsidiaries has good fee simple title to all Owned Real Property and valid leasehold interests in all Leased Real Property, in each case free and clear of all Liens, except Permitted Liens. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company and/or the Company Subsidiaries have exclusive possession of each Leased Real Property and Owned Real Property, other than any use and occupancy rights granted to third-party owners, tenants or licensees pursuant to agreements with respect to such real property entered into in the ordinary course of business.

(b) Section 3.11(b) of the Company Disclosure Schedule sets forth a complete and accurate list by address of all Leased Real Property and each lease agreement with respect thereto (the “Company Leases”). As of the date hereof, the Company has made available to Parent a true and complete copy of each material Company Lease. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) each Company Lease is in full force and effect, binding and enforceable in accordance with its terms, except as such enforceability (x) may be limited by the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and (y) is subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity), (ii) neither the Company nor any of the Company Subsidiaries is, nor, to the Company’s Knowledge, is any other party (in each case, with or without notice or lapse of time, or both) in breach or default under any Company Lease, (iii) there is no pending or, to the Company’s Knowledge, threatened appropriation, condemnation, eminent domain or similar proceeding, or sale or other disposition in lieu of condemnation, affecting the Owned Real Property or, to the Company’s Knowledge, the Leased Real Property, (iv) the Company and the Company Subsidiaries enjoy peaceful and undisturbed possession under all Company Leases, (v) there are no latent defects or material adverse physical conditions affecting the Owned Real Property or the Leased Real Property and (vi) there are no contractual or legal restrictions that preclude or restrict the ability to use any Owned Real Property or Leased Real Property by the Company or any of the Company Subsidiaries for the current use of such property.

(c) The Company and/or the Company Subsidiaries have good and valid title to, or in the case of leased tangible assets, a valid leasehold interest in, all of their material tangible assets, free and clear of all Liens, except Permitted Liens.

SECTION 3.12 Taxes.

(a) The Company and the Company Subsidiaries (i) have timely filed, or have had timely filed on their behalf, (taking into account any extension of time to file granted or obtained) all material Tax Returns required to be filed by them and such Tax Returns are true, correct and complete in all material respects and (ii) have timely paid (or have had timely paid on their behalf) all material amounts of Taxes required to be paid by them (whether or not shown as due on any Tax Return), except to the extent that such Taxes are being contested in good faith in appropriate proceedings and for which the Company or the appropriate Company Subsidiary has set aside or established adequate reserves or accruals in accordance with GAAP in the Company Financial Statements filed prior to the date hereof. All material amounts of Taxes required to have been withheld by the Company and the Company Subsidiaries with respect to amounts paid or owing to any employee, independent contractor, stockholder, creditor or other third party have been timely withheld and remitted to the applicable Governmental Authority or properly set aside in accounts for this purpose.

(b) There are no pending audits, refund litigation, proposed adjustments, or other proceedings or investigations or examinations by a Governmental Authority in respect of any material Taxes or material Tax Returns of or with respect to the Company or any of the Company Subsidiaries, and no such audits, examinations, investigations, refund litigation, or proposed adjustments or other proceedings have been proposed in writing. No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any of the Company Subsidiaries, which deficiency has not been satisfied by payment, settled or withdrawn. There are no Liens for a material amount of Taxes on any of the assets of the Company or any of the Company Subsidiaries other than Permitted Liens.

(c) Neither the Company nor any of the Company Subsidiaries has ever been a member of an affiliated, consolidated, combined or unitary group (other than a group the common parent of which is the Company or any Company Subsidiary). Neither the Company nor any of the Company Subsidiaries has any material liability for the Taxes of another Person (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) by reason of being a member of an affiliated, consolidated, combined or unitary group (other than a group that solely includes the Company and/or any of the Company Subsidiaries) or as a transferee or successor, or (ii) by reason of being party to any Tax sharing, Tax allocation, or Tax indemnification agreement or other similar agreement (other than (A) customary Tax indemnification provisions in commercial agreements or arrangements, in each case, not primarily relating to Taxes and entered into in the ordinary course of business, or (B) any agreement solely between or among the Company and/or any of the Company Subsidiaries).

(d) Neither the Company nor any of the Company Subsidiaries has received written notice of any claim made by a Governmental Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file a Tax Return that the Company or any of the Company Subsidiaries is or may be subject to taxation by that jurisdiction. Neither the Company nor any of the Company Subsidiaries has extended and there are no outstanding requests, agreements, consents or waivers to extend, the statutory period of limitations applicable to the assessment of any material Taxes or material Tax deficiencies against the Company or any of the Company Subsidiaries other than pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) Neither the Company nor any of the Company Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years.

(f) Neither the Company nor any of the Company Subsidiaries has participated in any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code, Treasury Regulations Section 1.6011-4(b)(2) or any similar provision of state, local or foreign Law.

(g) Neither the Company nor any of the Company Subsidiaries is bound by any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), or has received or requested any private letter ruling, technical advice memorandum or other written ruling from a taxing authority.

(h) Neither the Company nor any of the Company Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income from any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made prior to the Closing, (ii) closing agreement, advance pricing agreement or other agreement with any Governmental Authority relating to Taxes entered into prior to the Closing, (iii) intercompany transaction entered into prior to the Closing or excess loss account described in Treasury Regulation under Section 1502 of the Code (or any similar provision of state, local or foreign Law), (iv) installment sale or open transaction disposition entered into on or prior to the Closing, (v) prepaid amount received prior to the Closing or (vi) election under Section 108(i) of the Code.

(i) The Company is not, and has not been at any time during the period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(j) Neither the Company nor any of the Company Subsidiaries (i) has any material liability pursuant to Section 965 of the Code or (ii) has made an election pursuant to Section 965(h) of the Code.

SECTION 3.13 Material Contracts.

(a) Section 3.13(a) of the Company Disclosure Schedule lists each of the following Contracts to which the Company or any Company Subsidiary is a party, or by which it is bound or to which any of its respective assets or properties is bound, in each case, as of the date of this Agreement (such Contracts, whether or not listed on Section 3.13(a) of the Company Disclosure Schedule, the “Material Contracts”):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K) that has been, or was required to be, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended March 31, 2018 or any SEC Reports filed after the date of filing of such Form 10-K until the date hereof;

(ii) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets that, during the fiscal year ended March 31, 2018, resulted in, or during the fiscal year ended March 31, 2019, is reasonably expected to result in, aggregate purchases or other spend by the Company or any Company Subsidiary of $1,000,000 or more, or requires the Company or any Company Subsidiary, after the Closing Date, to purchase or spend $5,000,000 or more over the life of such Contract;

(iii) any Contract that relates to the creation, incurrence, assumption or guarantee of Indebtedness of the Company or any Company Subsidiary in an amount in excess of $100,000 (except for such Indebtedness between the Company and any of the wholly owned Company Subsidiaries or between the wholly owned Company Subsidiaries, guarantees by the Company of Indebtedness of any of the wholly owned Company Subsidiaries and guarantees by any of the Company Subsidiaries of Indebtedness of the Company or any other wholly owned Company Subsidiary);

(iv) any Contract that involves any exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract, or any other interest-rate, commodity price, equity value or foreign currency protection contract;

(v) any Contract that relates to the formation, creation, operation, management or control of a material partnership, joint venture or similar arrangement;

(vi) any Contract containing (A) any covenant limiting in any material respect the right of the Company or any Company Subsidiary to engage in any line of business or to compete with any Person in any line of business or geographic area, (B) a “most favored nation” clause or other term providing preferential pricing or treatment to a third party, or (C) a right of first refusal or right of first offer or similar right or that limits the ability of the Company or any of the Company Subsidiaries to sell, transfer, pledge or otherwise dispose of assets or any business with an aggregate value in excess of $100,000;

(vii) any Contract requiring any capital commitment or capital expenditures (including any series of related expenditures) in excess of $600,000;

(viii) any Contract with any Significant Customer, or Significant Supplier (other than, in each case, any nonmaterial purchase or sale order);

(ix) any collective bargaining agreement or similar agreement with a labor union or representative;

(x) any Company Benefit Plan that provides for acceleration of any equity incentive, or the payment of severance or other benefits upon termination of employment;

(xi) any Contract that relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) (A) for aggregate consideration in excess of $1,000,000 that was entered into on or after January 1, 2015 or (B) that otherwise contains material continuing rights or obligations of the Company or any Company Subsidiary;

(xii) any Contract that contains any provision that limits or restricts (or purports to limit or restrict) the ability of the Company or any of the Company Subsidiaries to make distributions or declare or pay dividends in respect of their Equity Interests, in each case, other than the articles of incorporation and bylaws (or equivalent organizational documents) of the Company or any Company Subsidiary;

(xiii) any Contract that is between the Company or any of the Company Subsidiaries, on the one hand, and any director or officer of the Company or the Company Subsidiaries or any Person beneficially owning 5% or more of the outstanding Shares, on the other hand (except for any Company Benefit Plan);

(xiv) any settlement or similar agreement with any Governmental Authority or Order or Consent of a Governmental Authority to which the Company or any of the Company Subsidiaries is subject involving future performance by the Company or any of the Company Subsidiaries;

(xv) any mortgage, pledge, security agreement, deed of trust or other Contract in respect of any indebtedness for borrowed money granting a Lien, other than a Permitted Lien, on any material property or asset of the Company or any Company Subsidiary; and

(xvi) any Contract that is a license, royalty, settlement, pharmaceutical or other collaboration agreement (excluding clinical trial agreements) or similar Contract with respect to Intellectual Property (other than generally commercially available shrink wrap, clickware or “off-the-shelf” software and Contracts pursuant to which a license of Intellectual Property is granted to or by the Company or any Company Subsidiary that is incidental to the primary purpose of such Contract) that involved aggregate payments by or to the Company or any Company Subsidiary for the year ended March 31, 2018, or is reasonably expected to involve aggregate payments by or to the Company or any Company Subsidiary for the year ended March 31, 2019, of $500,000 or more, or over the life of such Contract, of $1,000,000 or more.

(b) With such exceptions that would not, individually or in the aggregate, reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) each Material Contract is valid, binding and in full force and effect with respect to the Company and the Company Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, except as such enforceability (x) may be limited by the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and (y) is subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity), (ii) none of the Company or any Company Subsidiary has received any written claim of breach, violation or default under or cancellation of any Material Contract, and none of the Company or any Company Subsidiary is in breach or violation of, or default under, any Material Contract and (iii) to the Knowledge of the Company, no other party is in breach or violation of, or default under, any Material Contract. True and correct copies of all Material Contracts have been made available to Parent prior to the date of this Agreement.

SECTION 3.14 Insurance. Section 3.14 of the Company Disclosure Schedule sets forth a complete and accurate list of the Insurance Policies as of the date hereof. The Company has made available to Parent true and correct copies of all of the Insurance Policies. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (a) all Insurance Policies maintained by the Company and the Company Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent or as is required by Law or regulation, and all premiums due and payable thereon have been paid; (b) neither the Company nor any Company Subsidiary is in breach of or default under any of the Insurance Policies; and (c) neither the Company nor any Company Subsidiary has taken any action or failed to take any action that (with or without notice or lapse of time, or both), would constitute such a breach or default or permit termination or modification of any of the Insurance Policies. There are no material claims under any of the Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

SECTION 3.15 Environmental Matters. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (a) the Company and each Company Subsidiary are, and have been since January 1, 2015, in compliance with all applicable Environmental Laws, (b) the Company and the Company Subsidiaries possess all permits and approvals issued pursuant to any applicable Law relating to the protection of the environment or, as such relates to exposure to Hazardous Materials, to health and safety (“Environmental Laws”) that are required to conduct the business of the Company and the Company Subsidiaries as it is currently conducted, and are, and have been since January 1, 2015, in compliance with all such permits and approvals, (c) no releases of (i) any petroleum products or byproducts, radioactive materials, friable asbestos or polychlorinated biphenyls, or (ii) any waste, material or substance defined as a “hazardous” substance, “hazardous” material, or “hazardous” waste, “pollutant” or analogous terminology under any applicable Environmental Law (“Hazardous Materials”) have occurred at, on, from or under any real property currently or, to the Company’s Knowledge, formerly owned or operated by the Company or any Company Subsidiary in a manner that would reasonably be expected to result in a liability under any Environmental Laws, (d) neither the Company nor any Company Subsidiary has received any written claim or notice from any Governmental Authority or other Person alleging that the Company or any Company Subsidiary is or may be in violation of or liable under, any Environmental Law and (e) neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

SECTION 3.16 Intellectual Property.

(a) Company Registered Intellectual Property. Section 3.16(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Registered Intellectual Property, including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made. All issued patents and registrations for trademarks, service marks and copyrights included in the Company Registered Intellectual Property are subsisting and have not expired or been cancelled. Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, all of the Company Registered Intellectual Property has been registered (and such registration has been maintained) in compliance with all requirements under applicable Law.

(b) Company Licensed Intellectual Property. Section 3.16(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all agreements (other than agreements for generally commercially available shrink wrap, clickware or “off-the-shelf” software) under which the Company or any of the Company Subsidiaries licenses or sublicenses from any other Person or has licensed or sublicensed to any other Person the right to use any Intellectual Property (such licensed or sublicensed Intellectual Property collectively, the “Company Licensed Intellectual Property”). Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries own, or hold a valid and enforceable written license or other right to use, all Company Licensed Intellectual Property.

(c) Ownership. Except for the Company Licensed Intellectual Property, the Company and the Company Subsidiaries, collectively, own or license all right, title and interest in all Intellectual Property used in the operation of their respective businesses as currently conducted (the “Company Intellectual Property Rights”), free and clear of all Liens (other than Permitted Liens).

(d) Sufficiency. Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company Intellectual Property Rights and the Company Licensed Intellectual Property, in the aggregate, constitute all of the Intellectual Property rights necessary and sufficient to conduct, in all respects, the business of each of the Company and the Company Subsidiaries in substantially the same manner as currently conducted.

(e) No Infringement. Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (i) the conduct of the business of the

Company and the Company Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property of any other Person, and (ii) since January 1, 2015, neither the Company nor any Company Subsidiary has received written notice of, and there is no pending or, to the Knowledge of the Company, threatened Action alleging an infringement, misappropriation or violation of any Intellectual Property by the Company or any Company Subsidiary or otherwise challenging the validity, enforceability, priority or registrability of any Company Intellectual Property Rights. Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (x) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any of the Company Intellectual Property Rights, and (y) since January 1, 2015 neither the Company nor any Company Subsidiary has sent any written notice to any Person, or brought any Action against any Person, alleging an infringement, misappropriation or violation of the Company Intellectual Property Rights.

(f) Confidentiality. The Company and the Company Subsidiaries have taken commercially reasonable measures to protect and preserve any trade secrets included within the Company Intellectual Property Rights. Each employee who is or was involved in the creation or development of any Company Intellectual Property Rights which is owned or purported to be owned by the Company or any of the Company Subsidiaries has signed a valid agreement containing an assignment of the applicable Company Intellectual Property Rights to the Company or a Company Subsidiary and reasonable confidentiality provisions protecting such Company Intellectual Property Rights which, to the Company’s Knowledge, is enforceable by its terms and has not been breached by such Persons, except for breaches that, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

SECTION 3.17 Board Approvals; Vote Required.

(a) The Company Board, by resolutions duly adopted at a meeting duly called and held, unanimously: (i) determined that this Agreement and the Merger are fair to, and in the best interests of, the Company and the Company Shareholders, (ii) approved and declared advisable this Agreement and the Transactions, (iii) resolved, subject to Section 6.03(d), to recommend voting in favor of the approval of this Agreement, the Merger and the principal terms thereof be submitted to a vote of the Company Shareholders (such recommendation, the “Company Board Recommendation”) and (iv) directed that the approval of this Agreement, the Merger and the principal terms thereof be submitted to a vote of the Company Shareholders.

(b) The Company Shareholder Approval is the only vote or consent of the holders of any class or series of the Company’s capital stock or other securities necessary to approve this Agreement and consummate the Transactions.

SECTION 3.18 Data Privacy and Security Matters. Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole:

(a) Since January 1, 2015, the Company and each of the Company Subsidiaries have been in compliance with all Privacy and Security Requirements applicable to the Company, the Company Subsidiaries and their respective properties, assets, businesses and activities. There are no current, pending, or, to the Company’s Knowledge, threatened investigations or audits by any Governmental Authority related to the Privacy and Security Requirements. As of the date of this Agreement, and to the Company’s Knowledge, none of the vendors, suppliers or subcontractors of the Company or the Company Subsidiaries, nor the Company or the Company Subsidiaries, have suffered any breach that has resulted in any unauthorized access to, use of, disclosure of, or other loss of, any Personal Data or information relating to the Company or any Company Subsidiary or their respective customers (“Customer Data”).

(b) The Company and the Company Subsidiaries have implemented and maintain reasonable and appropriate physical, technical, organizational and administrative security measures and have in place hardware, software, systems, policies and procedures that, in each case, are reasonably calculated and consistent with customary industry standards to protect all Personal Data, Customer Data and any material electronic information or assets under their control and/or in their possession from unauthorized access, use, disclosure, modification, deletion or other processing in accordance with the Privacy and Security Requirements.

(c) The Company and the Company Subsidiaries have in place disaster recovery and business continuity plans and procedures for the Company’s and the Company Subsidiaries’ information technology systems and facilities to the extent required by applicable Law. The disaster recovery and business continuity plans and procedures for the Company’s and the Company Subsidiaries’ information technology systems and facilities meet all representations made to, and obligations with, all customers, vendors, suppliers and subcontracts or the Company and the Company Subsidiaries, and the Company and the Company Subsidiaries are in compliance therewith.

(d) The Company and the Company Subsidiaries have in place (i) Business Associate Agreements (as defined by HIPAA) with their customers and (ii) so-called downstream Business Associate Agreements with their vendors, suppliers and subcontractors, in each case, to the extent required by applicable Law.

SECTION 3.19 Affiliate Transactions. Except for the Company Benefit Plans, Section 3.19 of the Company Disclosure Schedule sets forth a complete and accurate list of the Contracts (each, a “Company Affiliate Contract”) that are in existence as of the date of this Agreement between the Company or any of the Company Subsidiaries and any (i) present executive officer or director of either the Company or any of the Company Subsidiaries or any Person that has served as such an executive officer or director within the last three (3) years or, to the Company’s Knowledge, any of such officer’s or director’s immediate family members; (ii) record or beneficial owner of more than 5% of the shares of Shares as of the date of this Agreement; or (iii) to the Company’s Knowledge, any Affiliate of any such officer, director or owner (other than the Company or any of the Company Subsidiaries), in each case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act. Any Company Affiliate Contract as of the time it was entered into and as of the time of any amendment or renewal thereof contained such terms, provisions and conditions as were at least as favorable to the Company or any of the Company Subsidiaries as would have been obtainable by the Company or the Company Subsidiaries in a similar transaction with an unaffiliated third party.

SECTION 3.20 Significant Customers and Suppliers. Section 3.20 of the Company Disclosure Schedule sets forth the ten (10) largest customers (by total aggregate annual revenue received by the Company and the Company Subsidiaries) (the “Significant Customers”) and the ten (10) largest suppliers (by total aggregate annual spend amounts paid to such suppliers by, or on behalf of, the Company and the Company Subsidiaries) (the “Significant Suppliers”) of the Company and the Company Subsidiaries for the twelve (12)-month period ended on March 31, 2018. As of the date hereof, to the Company’s Knowledge, no Significant Customer or Significant Supplier has cancelled, terminated or adversely modified, or, to the Company’s Knowledge, threatened, to cancel, terminate or adversely modify, its relationship with the Company or the Company Subsidiaries.

SECTION 3.21 Healthcare Regulatory Matters. Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole:

(a) Since January 1, 2015, the Company and the Company Subsidiaries have been in compliance with (i) the Federal Food, Drug and Cosmetic Act, 21 U.S.C. 321 et seq., and all regulations promulgated thereunder (the “FDCA”), and all FDA laws, including FDA regulations on clinical trials, establishment registration and device listing, medical device reporting, correction and removal reporting, good manufacturing practices, and device labeling; (ii) the Medicare program (Title XVIII of the Social Security Act), the Medicaid program (Title XIX of the Social Security Act) and the TRICARE program (10 U.S.C. §§ 1071, et seq.); (iii) the Physician Payments Sunshine Act; (iv) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)) and the False Claims Act (42 U.S.C. § 1320a-7b(a)); (v) the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et. seq.), as amended by the Health Information Technology for Economic and Clinical Health Act;

(vi) the Clinical Laboratory Improvement Amendments of 1988, as amended; (vii) the Virus, Serum, and Toxin Act of 1913, as amended; (viii) the Medical Device Amendments of 1976, as amended; (ix) the Protecting Access to Medicare Act of 2014, as amended; (x) any comparable local, state, national and foreign Laws with respect to matters relating to the provision, administration, promotion and/or payment of healthcare or veterinary products or services, in each case of the Laws listed in clauses (i) through this clause (x), solely to the extent applicable to the Company and the Company Subsidiaries; and (xi) the regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Healthcare Laws”).

(b) Since January 1, 2015, (i) all reports, documents, claims, permits, adverse event reports, notices, registrations and applications required to be filed, maintained or furnished to any Healthcare Regulatory Authority by the Company and the Company Subsidiaries have been so filed, maintained or furnished and (ii) all such reports, documents, claims, permits, adverse event reports, notices, registrations and applications were complete and accurate on the date filed (or were corrected in or supplemented by a subsequent filing). Since January 1, 2015, neither the Company nor any of the Company Subsidiaries, nor, to the Knowledge of the Company, any officer, employee or agent of the Company or any of the Company Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to any Healthcare Regulatory Authority, failed to disclose a material fact required to be disclosed to any Healthcare Regulatory Authority, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of the Company or any of the Company Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Healthcare Regulatory Authority to invoke any similar policy.

(c) Since January 1, 2015, the Company has not received written notice of any, and there is no, Action or investigation by any Healthcare Regulatory Authority, including to recall procedures or market withdrawals, pending or, to the Knowledge of the Company, threatened against the Company alleging that products of the Company and the Company Subsidiaries, or the manufacturing, marketing, advertising, promotion, labeling, distribution, or sale thereof, are in violation in any respect of any Healthcare Law. Since January 1, 2015, neither the Company nor any of the Company Subsidiaries has initiated, conducted or issued, caused to be initiated, conducted or issued any material recall, field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any products or been required to do so.

(d) None of the Company, any Company Subsidiary or, to the Knowledge of the Company, any Company Representative organized in the United States who has a billing number under the Medicare program or the Medicaid program has been convicted of any crime or engaged in any conduct for which (i) debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law by a Governmental Authority or (ii) for which such Person could be excluded from participating in the federal health care programs under Section 1128 or Section 1877 of the Social Security Act of 1935, as amended (the “Social Security Act”).

(e) Since January 1, 2015, all clinical studies conducted by the Company or any Company Subsidiary in the United States to support a marketing application have complied with Good Clinical Practices and comparable requirements in other countries where such studies were or are being conducted during such period of time. All of the Company’s products which are the subject of Section 510(k) of the FDCA and which subsequently have been modified satisfy all requirements under Section 510(k) of the FDCA to the extent required by Law, and all of the Company’s products which have been sold without FDA review have been marketed in accordance with applicable Law for such types of product.

SECTION 3.22 Takeover Laws. No “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover Law, or any comparable anti-takeover provisions of the Company Articles or the Company Bylaws or the articles of incorporation or bylaws (or equivalent organizational documents) of any Company Subsidiary, is, or as of the Effective Time will be, applicable to this Agreement or any of the Transactions. The Company and the Company Subsidiaries have no “rights plan,” “rights agreement” or “poison pill” in effect.

SECTION 3.23 Opinion of Financial Advisor. The Company Board has received an opinion from Piper Jaffray & Co. to the effect that, as of the date of this Agreement and subject to the assumptions, qualifications and limitations set forth in the opinion, the Merger Consideration to be paid to the holders of Shares (other than any Shares to be cancelled or converted pursuant to Section 2.01(a) or any Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders, and such opinion has not been withdrawn, revoked or modified as of the date of this Agreement. A copy of such opinion shall be shown to Parent for informational purposes promptly following the execution of this Agreement.

SECTION 3.24 Information in the Proxy Statement. The Proxy Statement, and any amendment thereof or supplement thereto, at the date mailed to the Company Shareholders and at the time of the Company Shareholders Meeting or at the time of any amendment or supplement thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent for inclusion therein. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

SECTION 3.25 Brokers. No broker, finder, investment banker or financial advisor (other than Piper Jaffray & Co.) is entitled to any brokerage, finder’s, financial advisor’s or similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. Before the date hereof, the Company has provided a complete and accurate copy of Piper Jaffray & Co.’s engagement letter (and any amendments thereto) to Parent.

SECTION 3.26 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in Article IV, the Company acknowledges that neither Parent nor Merger Sub, nor any their respective Subsidiaries or Affiliates, nor any other Person on behalf of any of them makes or has made, and the Company is not relying on, any express or implied representation or warranty with respect to, or on behalf of, Parent or Merger Sub, or any of their respective Subsidiaries or Affiliates, or their respective businesses or with respect to any other information, documents, presentations, forecasts, budgets or estimates provided or made available to the Company or the Company Representatives in connection with the Merger or the other Transactions, including in any “data rooms” or management presentations, including the accuracy or completeness thereof, and each of Parent, Merger Sub and their respective Subsidiaries and Affiliates hereby disclaims any such representation or warranty whether by Parent or Merger Sub, or their respective Subsidiaries or Affiliates, or any other Person on behalf of any of them.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 4.01 Organization. Each of Parent and Merger Sub is a corporation validly existing and in good standing under the Laws of the State of Delaware and the State of California, respectively, and has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except for such failures to be so existing or in good standing or to have such power and authority would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

SECTION 4.02 Corporate Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate or shareholder proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (subject, in the case of the Merger, to the filing of the Agreement of Merger with the Secretary of State of the State of California pursuant to the CCC). This Agreement has been validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability (a) may be limited by the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and (b) is subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity). The sole shareholder of Merger Sub has approved this Agreement, the Merger and the principal terms thereof.

SECTION 4.03 No Conflict; Required Filings and Consents; Agreements.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, (i) conflict with or violate the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) assuming that all consents, approvals and other authorizations described in Section 4.03(b) have been obtained and that all filings and other actions described in Section 4.03(b) have been made or taken, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach or violation of, or constitute a default (or an event that, with or without notice or lapse of time, or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(b) Assuming the accuracy of the representations of the Company in Section 3.05(b), the execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any Consent, order, or license from, notice to or registration, declaration or filing with any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, (ii) compliance with any applicable rules of the NYSE, (iii) the filing of the Agreement of Merger with the Secretary of State of the State of California pursuant to the CCC, (iv) the applicable premerger notification and waiting period requirements of the HSR Act and such other Antitrust Laws as may be applicable to the Transactions specified in Section 7.01(c) of the Parent Disclosure Schedule, and (v) such other Consents, orders, licenses, notices, registrations, declarations or filings, the failure of which to obtain would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

SECTION 4.04 Ownership of Company Capital Stock. Neither Parent nor any of its Subsidiaries (including Merger Sub) owns any shares of capital stock of the Company.

SECTION 4.05 Operations of Merger Sub. As of the date of this Agreement, the authorized equity capital of Merger Sub consists of 10,000 shares of common stock, no par value per share, one hundred (100) of which shares are validly issued and outstanding. All of the issued and outstanding equity capital of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement.

SECTION 4.06 Financial Capacity. Parent and Merger Sub will have at the Closing, and as and when needed, all of the funds that are necessary to consummate the Merger and to perform their respective obligations under this Agreement.

SECTION 4.07 Brokers. Prior to the Closing, the Company will not be responsible for any brokerage, finder’s, financial advisor’s or other similar fee or commission to any broker, finder, financial advisor or investment banker in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.08 Information in the Proxy Statement. The information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement (or any amendment thereof or supplement thereto) will not, at the date mailed to the Company Shareholders or at the time of the Company Shareholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

SECTION 4.09 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub acknowledge that none of the Company, the Company Subsidiaries or the Company’s Affiliates, nor any other Person on behalf of any of them makes or has made, and neither Parent nor Merger Sub is relying on, any express or implied representation or warranty with respect to, or on behalf of, the Company, the Company Subsidiaries or the Company’s Affiliates or their respective businesses or with respect to any other information, documents, presentations, forecasts, budgets or estimates provided or made available to Parent, Merger Sub or the representatives of Parent in connection with the Merger or the other Transactions, including in any “data rooms” or management presentations, including the accuracy or completeness thereof, and each of the Company, the Company Subsidiaries and the Company’s Affiliates hereby disclaims any such representation or warranty whether by the Company, the Company Subsidiaries or the Company’s Affiliates or any other Person on behalf of any of them.

ARTICLE V

CONDUCT OF BUSINESS

SECTION 5.01 Conduct of Business. The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), except (x) as expressly contemplated by any other provision of this Agreement, (y) as set forth in Section 5.01 of the Company Disclosure Schedule or (z) as consented to in writing by Parent, the Company shall, and shall cause each Company Subsidiary to, use its commercially reasonable efforts to conduct its operations in the ordinary course of business consistent with past practice and to (i) preserve intact its material assets (including digital and information assets), properties, Company Permits, Company Intellectual Property Rights and Contracts; (ii) keep available the services of its current officers and key employees; and (iii) preserve its current relationships with customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors, Governmental Authorities and other Persons with whom the Company or any of the Company Subsidiaries has business relations; provided, that the Company shall be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs. Without limiting the foregoing, during the Pre-Closing Period, except (A) as expressly contemplated by any other provision of this Agreement or otherwise required by applicable Law, (B) as set forth in Section 5.01 of the Company Disclosure Schedule or (C) as consented to in writing by Parent, the Company shall not, and shall cause each Company Subsidiary to not, do any of the following:

(a) amend or otherwise change the Company Articles or Company Bylaws or the articles of incorporation or bylaws (or equivalent organizational documents) of any Company Subsidiary;

(b) transfer, issue, sell, grant, encumber, deliver, pledge or authorize the transfer, issuance, sale, grant, encumbrance, delivery or pledge of any Equity Interests, other than the issuance of Shares upon the settlement of Company RSU Awards or Company PSU Awards in accordance with the terms thereof as in effect of the date of this Agreement;

(c) sell, assign, lease, license, sublicense, pledge, transfer, convey or otherwise dispose of, divest or spin off, abandon, waive, relinquish or permit to lapse, exchange or swap, mortgage or otherwise encumber or subject to any Lien (except any Permitted Lien) any properties or assets with a value in excess of $100,000 in the aggregate, other than, in each case, (i) in connection with any transaction solely between or among the Company and any of the wholly owned Company Subsidiaries or solely between or among the wholly owned Company Subsidiaries, (ii) in connection with any sale of the Company’s products or inventory in the ordinary course of business or (iii) as required by a Material Contract listed under Section 3.13 of the Company Disclosure Schedule;

(d) declare, set aside, make or pay any dividend or other distribution with respect to the capital stock of the Company, whether payable in cash, stock, property or a combination thereof, other than dividends or other distributions by any wholly owned Company Subsidiary to the Company or any other wholly owned Company Subsidiary;

(e) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the Equity Interests, other than in connection with Tax withholdings on the vesting or payment of Company RSU Awards or Company PSU Awards in accordance with the terms thereof as in effect of the date of this Agreement;

(f) merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(g) make or offer to make any acquisition of any interest in any Person or any division, assets, properties, businesses or equity securities thereof (including by merger, consolidation or acquisition of stock or assets), other than (i) acquisitions of assets or properties (and not, for the avoidance of doubt, the acquisition of any Person, division, substantially all of the assets of any Person, business or equity securities), including purchases of raw materials, supplies, or inventory, in the ordinary course of business, or (ii) in an amount not to exceed $100,000 in the aggregate;

(h) incur any Indebtedness for borrowed money or issue any debt securities, or assume or guarantee the obligations of any Person (other than a wholly owned Company Subsidiary) for borrowed money, other than (i) borrowings in the ordinary course of business not to exceed $100,000 in the aggregate, (ii) Indebtedness among the Company and the wholly owned Company Subsidiaries or among the wholly owned Company Subsidiaries, or (iii) any guarantee by the Company of Indebtedness of the wholly owned Company Subsidiaries or guarantee by the Company Subsidiaries of Indebtedness of the Company or any of the wholly owned Company Subsidiaries;

(i) make any loans, advances (other than business-related advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other Person (other than any wholly owned Company Subsidiary), other than loans or investments made in the ordinary course of business not to exceed $100,000 in the aggregate;

(j) (i) enter into a Contract that would be deemed to be a Material Contract or material Company Lease if it had been entered into prior to the date of this Agreement, or (ii) terminate, materially modify, renew, waive or amend any material provision of (A) any Material Contract or material Company Lease, or (B) any Contract that would be deemed to be a Material Contract or material Company Lease if it had been entered into prior to the date of this Agreement; provided that:

(1) with respect to (a) customer Contracts, and (b) Contracts with Significant Suppliers or that, if entered into prior to the date of this Agreement, would be deemed Material Contracts under Section 3.13(a)(ii), the Company and the Company Subsidiaries shall not be restricted by this Section 5.01(j) from taking take the foregoing actions (other than terminations) in the ordinary course of business, consistent with past practice; provided, that solely with respect to Contracts covered under the foregoing clause (b), the entering into such new Contracts or the execution of any renewals, amendments, modifications or waivers to such Contracts, in the aggregate, shall not require the Company or any Company Subsidiary to purchase or spend more than $5,000,000 after the Closing Date; and provided, further, that, Company acknowledges that it shall not be in be in the ordinary course of business, consistent with past practice, to enter into any Contract that: (x) contains any provisions restricting the right of the Company or any Company Subsidiary to engage in any line of business, compete or transact in any business or with any Person or in any geographic area, or to acquire any product or other asset or service from any other Person; (y) grants exclusive rights to license, market, sell or deliver any Company product; or (z) contains any “most favored nation” or similar provisions in favor of the other party, or which would have any such effect on Parent or any of its Affiliates after the Closing Date; and

(2) subject in all respects to the other applicable clauses of this Section 5.01 and to the second proviso of Section 5.01(j)(1), the Company and Company Subsidiaries shall not be restricted by this Section 5.01(j) from taking the foregoing actions (other than terminations) in the ordinary course of business, consistent with past practice, with respect to any Material Contract listed on the Company Disclosure Schedule under Sections 3.13(a)(iii), (vii), (x), (xi)(A) or (xvi), or from entering into, in the ordinary course of business, consistent with past practice, any Contract that would be deemed to be a Material Contract under those subsections of Section 3.13(a), if such Contract had been entered into prior to the date of this Agreement;

(k) authorize, or make any commitment with respect to, any capital expenditures, other than capital expenditures that do not exceed $2,000,000 in any calendar month or $10,000,000 in the aggregate;

(l) other than as required under applicable Law or the terms of any Company Benefit Plan as in effect as of the date hereof (i) enter into, adopt, amend or terminate, commence participation in, or agree to enter into, adopt or terminate or commence participation in, any Company Benefit Plan (or any employee benefit plan, program or policy that would be a Company Benefit Plan if in effect as of the date hereof), (ii) increase or agree to increase the compensation or benefits payable to any current or former employee, director or consultant of the Company or any of the Company Subsidiaries (including the payment of any amounts to any such individual not otherwise due), (iii) enter into any new, amend or commence participation in any existing, collective bargaining agreement or similar agreement with respect to the Company or any of the Company Subsidiaries, (iv) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (v) grant any awards or accelerate the vesting of or lapsing of restrictions with respect to any incentive compensation under any Company Benefit Plans or (vi) (A) hire, transfer or promote any employee or other service provider of Company or any of the Company Subsidiaries (or with respect to hiring, who will become an employee or other service provider of Company or any of the Company Subsidiaries), who has (or with respect to hiring, will have) a total target annual compensation opportunity of $200,000 or more, or (B) terminate the employment of any employee or other service provider of the Company or the Company Subsidiaries who has a total target annual compensation opportunity of $200,000 or more, other than for cause;

(m) cancel, settle or compromise any Action or series of Actions other than cancellations, settlements or compromises of Actions (i) that do not involve the payment of money by the Company or any Company Subsidiary of more than $200,000, individually, or $400,000, in the aggregate, and in each case, do not (A) involve any material injunction or nonmonetary relief on the Company or any of the Company Subsidiaries, (B) impose restrictions on the business activities of the Company or the Company Subsidiaries, (C) involve any admission of any wrongdoing by the Company or the Company Subsidiaries, or (D) involve any license, cross-license or similar arrangement with respect to Company Intellectual Property Rights; or (ii) that are permitted pursuant to Section 6.09;

(n) (i) make, change or rescind any material Tax election, (ii) change any annual Tax accounting period or adopt or change any material method of Tax accounting (other than as required under applicable Law), (iii) file any amended material Tax Return, (iv) settle or compromise any claim, investigation, audit or controversy relating to a material amount of Taxes, (v) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law) or request any Tax ruling or (vii) surrender any right to claim a material Tax refund;

(o) fail to use commercially reasonable efforts to prevent any material Company Permit from expiring or being revoked, suspended or adversely modified;

(p) (i) encumber, license, sell, transfer, assign, abandon or otherwise dispose of any material Company Intellectual Property Rights, other (A) than nonexclusive licenses granted in the ordinary course of business consistent with past practice, or (B) the sale of the Company goods, products and services in the ordinary course of business consistent with past practice or (ii) fail to diligently prosecute or maintain any material Company Intellectual Property Rights or fail to exercise a right of renewal or extension under or with respect to any material Company Intellectual Property Rights or (iii) other than in the ordinary course of business consistent with past practice and subject to customary confidentiality requirements, disclose any material trade secrets of the Company or any of the Company Subsidiaries;

(q) make any material change in accounting policies or procedures, other than as required by GAAP or applicable Law (provided, that prior to making any material change in accounting policies or procedures required by GAAP or applicable Law, the Company or the applicable Company Subsidiary shall notify Parent in writing of such proposed change and consult in good faith with Parent regarding such proposed change);

(r) become party to, or commit to become a party to, any “off balance sheet arrangements” that would be required to be disclosed under Item 303(a) of Regulation S-K promulgated by the SEC; or

(s) publicly announce an intention, enter into any written agreement or otherwise make a commitment, to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01 Proxy Statement; Company Shareholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC a preliminary Proxy Statement. Each of the Company and Parent shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement, and each of the Company and Parent covenants that none of the information supplied or to be supplied by it for inclusion or incorporation in the Proxy Statement will, at the date it is filed with the SEC or first mailed to the Company Shareholders or at the time of the Company Shareholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any (written or oral) comments of the SEC with respect to the Proxy Statement and to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable. The Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the Company Shareholders as promptly as reasonably practicable after the date on which the Proxy Statement is cleared by the SEC. The Company shall promptly notify Parent upon the receipt of any (written or oral) comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent with a copy of all material written correspondence between the Company or any Company Representatives, on the one hand, and the SEC or its staff, on the other hand (and a summary of any oral conversations) with respect to the Proxy Statement or the Transactions. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to filing such documents with the SEC and disseminating such documents to the Company Shareholders and reasonable opportunity to review and comment on all responses to requests for additional information and shall give due consideration, in good faith, to including any comments on each such document or response that are reasonably proposed by Parent. If, at any time prior to the Company Shareholders Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the Company Shareholders.

(b) The Company shall promptly (and in no event later than the fifth (5th) Business Day following the date of this Agreement) conduct a “broker search” as contemplated by and in accordance with Rule 14a-13 promulgated under the Exchange Act with respect to the Company Shareholders Meeting (based on a record date that is the shortest number of days permitted under applicable Law (without regard to Rules 14a-13(3)(i) and (ii)) and the Company’s organizational documents). If at any time the current record date for the Company Shareholders Meeting is not reasonably likely to satisfy the requirements of the Company’s organizational documents and applicable Law, the Company shall, in consultation with Parent, set a new record date (which shall be the shortest number of days permitted under the Company’s organizational documents and applicable Law) and shall continue to comply with the “broker search” requirements of Rule 14a-13 promulgated under the Exchange Act with respect to any such new record date.

(c) The Company shall, as promptly as reasonably practicable after the date on which the Company is informed that the SEC has cleared the Proxy Statement, take all action necessary under all applicable Laws, the Company Articles, the Company Bylaws and the rules of the NASDAQ to duly call, give notice of, convene and hold the Company Shareholders Meeting. Notwithstanding the foregoing sentence, (i) if (A) on a date for which the Company Shareholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of Shares to constitute a quorum and to obtain the Company Shareholder Approval, whether or not a quorum is present, or (B) prior to the Company Shareholders Meeting, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement that is required by applicable Law is provided to the Company Shareholders within the minimum amount of time prior to the Company Shareholders Meeting required by applicable Law, the Company shall, after consultation with Parent, have the right to, and (ii) upon the written direction of Parent, if the Company has not received proxies representing a sufficient number of Shares to constitute a quorum or the Company has not received sufficient affirmative approvals from the Company Shareholders to obtain the Company Shareholder Approval at the then-scheduled date of the Company Shareholders Meeting, whether or not a quorum is present, the Company shall, in either case, make one or more successive postponements or adjournments of the Company Shareholders Meeting; provided that the Company Shareholders Meeting is not postponed or adjourned to a date that is more than thirty (30) calendar days after the date for which the Company Shareholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). The Company shall, unless there has been a Change of Company Recommendation, use its commercially reasonable efforts to solicit from the Company Shareholders proxies in favor of the Company Shareholder Approval, and to take all other actions necessary or advisable to secure the Company Shareholder Approval. The Company agrees to provide Parent with periodic voting reports concerning the proxy solicitation results promptly following any reasonable request by Parent.

(d) Except if the Company Board shall have made a Change of Company Recommendation as permitted by Section 6.03, the Proxy Statement shall include the Company Board Recommendation. The Company agrees that, except as set forth in the immediately preceding sentence, its obligations pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or the Company Shareholders of any Competing Proposal; provided that the Company shall not be prohibited from including in the Proxy Statement an accurate statement that a Competing Proposal has been made and such statement shall not be deemed a Change of Company Recommendation in and of itself.

SECTION 6.02 Access to Information; Confidentiality. From the date of this Agreement through the Effective Time, and notwithstanding anything to the contrary in the Confidentiality Agreement, dated as of August 5, 2015 (the “Confidentiality Agreement”), by and between Zoetis Services LLC and the Company, the Company shall, and shall cause each Company Subsidiary to: (a) provide to Parent and Merger Sub and their respective representatives reasonable access during normal business hours in such a manner as not to interfere with the operation of any business conducted by the Company or any Company Subsidiary, upon prior written notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records (and any Tax Returns and Tax records) thereof; and (b) furnish promptly such information concerning the business, properties, Contracts, Taxes, assets and liabilities of the Company and Company Subsidiaries as Parent, Merger Sub or their respective representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes, in good faith, that doing so would: (i) result in the loss of attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege); or (ii) breach, contravene or violate any applicable Law (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in such a breach, contravention or violation). All information provided or furnished pursuant to this Section 6.02 shall be kept confidential in accordance with the terms of the Confidentiality Agreement. The Company shall not, and shall cause the Company Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement, and none of the Company or any Company Subsidiary is party to any Contract, in each case, that prohibits or restricts compliance with this Section 6.02.

SECTION 6.03 No Solicitation.

(a) Except as permitted in this Section 6.03, (i) from and after the date of this Agreement, the Company shall, and shall cause the Company Subsidiaries and the Company Representatives to, immediately cease any solicitations, discussions or negotiations with any Persons that may be ongoing with respect to any Competing Proposal and to request to have destroyed or returned to the Company any confidential information that has been provided to any Person in connection with any Competing Proposal and will enforce and, except as otherwise prohibited by applicable Law, will not waive any provisions of, any confidentiality or standstill agreement (or any similar agreement) to which the Company or any Company Subsidiary is a party relating to any such Competing Proposal and (ii) during the Pre-Closing Period, the Company shall not, shall cause the Company Subsidiaries and the Company Representative not to, directly or indirectly, (A) initiate, solicit or knowingly encourage or facilitate (including by way of furnishing information) any inquiry, proposal, indication of interest or offer that constitutes, or would reasonably be expected to lead to, the submission of any Competing Proposal, (B) furnish any information regarding the Company or any Company Subsidiary to any third party in connection with or in response to a Competing Proposal, except to notify such third party of the restrictions of this Section 6.03, (C) initiate, solicit, knowingly encourage or facilitate, or participate in any discussions or negotiations with, knowingly encourage or facilitate in any way any effort by, any third party with respect to any Competing Proposal, (D) approve or recommend, or propose to approve or recommend, a Competing Proposal or

(E) agree to do any of the foregoing. The Company shall not, and shall cause the Company Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement, and none of the Company or any Company Subsidiary is party to any Contract, in each case, that prohibits or restricts compliance with this Section 6.03.

(b) Notwithstanding anything to the contrary contained in this Agreement, if, at any time following the date of this Agreement and prior to receipt of the Company Shareholder Approval, the Company receives a written Competing Proposal from a Person that did not result from a breach of this Section 6.03 and that the Company Board believes in good faith to be bona fide, the Company and its Representatives may contact such Person solely to clarify any textual ambiguity contained in the written Competing Proposal (and not to engage in any discussion or negotiation of such Competing Proposal), and if (i) the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and (ii) the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take the actions referred to in clauses (A) and (B) of this sentence would be reasonably expected to result in a breach of its fiduciary duties to the Company Shareholders under applicable Law, then the Company may (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Competing Proposal and its representatives and (B) participate in discussions or negotiations with the Person making such Competing Proposal and its representatives regarding such Competing Proposal; provided, however, that (x) the Company shall not, and shall cause the Company Subsidiaries and the Company Representatives not to, disclose any material nonpublic information regarding the Company to such Person without first entering into an Acceptable Confidentiality Agreement with such Person; (y) the Company will keep Parent reasonably informed, on a prompt basis (and in any event within twenty-four (24) hours thereafter), of the material terms and conditions of any Competing Proposal that it receives and of any material amendments or material developments with respect to such Competing Proposal (including any material changes thereto and including by providing copies of any Acquisition Agreement or revised or new Acquisition Agreement and any other relevant transaction documents); and (z) will substantially contemporaneously provide to Parent copies of any material information concerning the Company or the Company Subsidiaries provided or made available by the Company to such other Person (or its representatives) that was not previously provided or made available to Parent.

(c) Except as set forth in Section 6.03(d) or Section 6.03(e), neither the Company nor the Company Board nor any committee thereof shall (i) adopt, authorize, approve or recommend, or publicly propose to adopt, authorize, approve or recommend, any Competing Proposal, (ii) withhold, withdraw, modify, qualify or amend, or publicly propose to withhold, withdraw, modify, qualify or amend, in each case in a manner adverse to Parent, the Company Board Recommendation or fail to include the Company Board Recommendation in the Proxy Statement, (iii) make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, (iv) fail to publicly recommend against any Competing Proposal, or fail to publicly reaffirm the Company Board Recommendation, in each case, within ten (10) Business Days after the written request of Parent following a Competing Proposal that has been publicly announced or publicly disclosed (or such fewer number of days as remains prior to the Company Shareholders Meeting), (v) resolve, propose or agree to do any of the foregoing (any action set forth in the foregoing clauses (i), (ii), (iii), (iv) or (v), a “Change of Company Recommendation”), or (vi) allow the Company or any of the Company Subsidiaries to enter into any letter of intent, term sheet, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to, or that is intended to result in, or would reasonably be expected to lead to, any Competing Proposal (other than an Acceptable Confidentiality Agreement) (each an “Acquisition Agreement”) or requiring the Company to abandon, terminate or fail to consummate the Transactions.

(d) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to receipt of the Company Shareholder Approval, the Company Board may (x) in response to a Competing Proposal, (1) make a

Change of Company Recommendation or (2) cause the Company to terminate this Agreement in accordance with Section 8.01(h) or (y) in response to an Intervening Event, make a Change of Company Recommendation, if:

(i) either (A) a Competing Proposal that did not result from a breach of this Section 6.03 is made to the Company by a third party and such Competing Proposal is not withdrawn, or (B) an Intervening Event has occurred and is continuing;

(ii) the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that (x) in the case of a Competing Proposal, such Competing Proposal constitutes a Superior Proposal, and the failure to make a Change of Company Recommendation or terminate this Agreement in accordance with Section 8.01(h), as applicable, in response to such Superior Proposal would be reasonably expected to result in a breach of its fiduciary duties to the Company Shareholders under applicable Law or (y) in the case of an Intervening Event, that the failure to make a Change of Company Recommendation in response to such Intervening Event would be reasonably expected to result in a breach of its fiduciary duties to the Company Shareholders under applicable Law;

(iii) the Company provides Parent at least four (4) Business Days’ prior written notice (which notice itself shall not constitute a Change of Company Recommendation) of the Company’s intention to make a Change of Company Recommendation or terminate this Agreement in accordance with Section 8.01(h), as applicable (a “Notice of Change of Recommendation”), which notice shall (x) state expressly that it has received a Superior Proposal or that an Intervening Event has occurred and is continuing, (y) in the case of a Superior Proposal, identify the Person making such Superior Proposal and include the material terms and conditions of such Superior Proposal (and the Company shall contemporaneously provide a copy of any relevant Acquisition Agreement and any other relevant transaction documents to Parent for such Competing Proposal), or, in the case of an Intervening Event, the material facts and circumstances of such Intervening Event and (z) state expressly that the Company Board intends to make a Change of Company Recommendation or terminate this Agreement in accordance with Section 8.01(h), as applicable, and specifying, in reasonable detail, the reasons therefor;

(iv) if requested by Parent in writing, the Company has negotiated in good faith with Parent with respect to any changes to the terms of this Agreement proposed by Parent for at least four (4) Business Days following receipt by Parent of such Notice of Change of Recommendation (it being understood and agreed that any amendment to any material term of such Superior Proposal or any material development relating to such Intervening Event shall require a new Notice of Change of Recommendation and an additional three (3) Business Days’ period from the date of such notice);

(v) taking into account any changes to the terms of this Agreement offered by Parent, the Company Board has determined, in good faith (after consultation with its financial advisors and outside legal counsel), that (x) in the case of a Competing Proposal, such Competing Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Parent were to be given effect and (y) the failure to make a Change of Company Recommendation or terminate this Agreement in accordance with Section 8.01(h), as applicable, would be reasonably expected to result in a breach of its fiduciary duties to the Company Shareholders under applicable Law; and

(vi) the Company shall have complied with this Section 6.03 with respect to such Competing Proposal or Intervening Event.

(e) Notwithstanding any Change of Company Recommendation, unless this Agreement is validly terminated (including pursuant to Section 8.01(h)), (x) this Agreement, the Merger and the principal terms thereof shall be submitted by the Company to the Company Shareholders at the Company Shareholders Meeting for the purpose of obtaining the Company Stockholder Approval, and nothing contained herein shall be deemed to relieve the Company of such obligation and (y) the Company and the Company Board shall not submit to the Company Shareholders any Competing Proposal or propose to do so.

(f) Nothing contained in this Section 6.03 shall prohibit the Company or the Company Board from (i) disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or

Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (ii) making any disclosure to the Company Shareholders if the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to make such disclosure would be reasonably expected to result in a breach of its fiduciary duties to the Company Shareholders under applicable Law (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Company Recommendation); provided, however, that in any event, the Company Board shall not make a Change of Company Recommendation or terminate this Agreement in accordance with Section 8.01(h), except in accordance with Section 6.03(d).

(g) Any violation of the restrictions set forth in this Section 6.03 by any Company Subsidiary or Company Representative shall be deemed to be a breach of this Section 6.03 by the Company.

SECTION 6.04 Reasonable Best Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, including the limitations set forth in Section 6.04(d), each of the parties hereto shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to cause the conditions to each party’s obligation to consummate the Transactions as set forth in Article VII to be satisfied and to consummate and make effective the Transactions as promptly as practicable (but in no event later than the Outside Date), including (i) preparing and filing all documentation to effect all necessary applications, notifications and filings and to obtain as promptly as practicable all clearances, authorizations, Consents, Orders, approvals, licenses, permits, and waivers of all Governmental Authorities or other Persons necessary or advisable in connection with the consummation of the Transactions, (ii) cooperating fully with the other party in promptly seeking to obtain all such clearances, authorizations, Consents, Orders, approvals, licenses, permits and waivers, (iii) promptly providing any other information to any Governmental Authority as such Governmental Authority may lawfully request in connection herewith, and (iv) obtaining all Consents from Governmental Authorities required for the satisfaction of the condition set forth in Section 7.01(c) as promptly as practicable.

(b) In furtherance and not in limitation of the foregoing, Parent and the Company shall promptly make all filings that may be required for the satisfaction of the condition set forth in Section 7.01(c) by each of them in connection with the consummation of the Transactions, which, in any event, shall be made within 15 Business Days following the date of this Agreement with respect to the initial filings required under the HSR Act and as promptly as practicable after the date of this Agreement with respect to the required Consents from Governmental Authorities set forth on Section 7.01(c) of the Parent Disclosure Schedule. Each party shall furnish to the other party or its outside counsel such necessary information and assistance as the other party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Authority. If either party receives a request for additional information or documentary material from any Governmental Authority with respect to the Transactions contemplated by this Agreement, such party shall use its reasonable best efforts to promptly make, or cause to be made, an appropriate response in compliance with such request.

(c) Parent and the Company shall cooperate in all respects and consult with each other in connection with any application, notification, filing or submission, or any review, investigation or other inquiry by any Governmental Authority, relating to the Transactions, including by allowing the other party to review in advance all proposed communications with and submissions to, any Governmental Authority relating to the Transactions, consulting with the other party in advance of any meeting, telephone call or conference with, any Governmental Authority, and, to the extent permitted, giving the other party or its counsel the opportunity to attend and participate in any in-person meetings, telephone calls or conferences with any Governmental Authority. Each of Parent and the Company shall keep the other party apprised of the content and status of any communications with or from any Governmental Authority with respect to the Transactions, including promptly notifying the other party hereto of any communications with any Governmental Authority relating to the Transactions and promptly providing to the other party copies of any written communications with any Governmental Authority with respect to the Transactions; provided that materials required to be provided pursuant to this Section 6.04(c) may be redacted (i) to remove references concerning the valuation of the Company or other bidders for the Company, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address attorney-client or other privilege concerns. Any disclosures or provision of copies by one party to the other pursuant to this Section 6.04(c) may be restricted to outside counsel.

(d) Notwithstanding anything to the contrary in this Agreement, Parent shall not be required to offer, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, (i) the sale, divestiture or other disposition of any assets, rights, products or businesses of Parent, the Company, or any of their respective Subsidiaries; or (ii) any other restrictions on the activities of Parent, the Company, or any of their respective Subsidiaries, except as set forth on Section 6.04(d) of the Parent Disclosure Schedule, if and to the extent necessary to obtain any Consents from Governmental Authorities required for the satisfaction of the condition set forth in Section 7.01(c) pursuant to the HSR Act and any other Antitrust Laws applicable to the Transactions. Unless requested in writing by Parent, the Company shall not offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any assets, rights, products or businesses of the Company or any of the Company Subsidiaries, or any other restrictions on the activities of the Company or any of the Company Subsidiaries.

(e) Parent shall not enter into any transaction, or any agreement to effect any transaction, including any merger or acquisition, that would reasonably be expected to make it materially more difficult, or to materially increase the time required, to obtain any Consents from Governmental Authorities required for the satisfaction of the condition set forth in Section 7.01(c) pursuant to the HSR Act and any other Antitrust Laws applicable to the Transactions.

SECTION 6.05 Employee Matters.

(a) From the Closing Date through the first anniversary thereof (the “Continuation Period”), Parent shall provide, or cause to be provided, to each individual who is actively employed by the Company or the Company Subsidiaries on the Closing Date and continues to be actively employed after the Effective Time (each, a “Covered Employee”) (i) at least the same level of base salary and target cash bonus opportunity, in the aggregate, as were provided to the Covered Employee immediately prior to the Effective Time (it being understood that Parent or its Affiliates may adjust the level of base salary or target cash bonus opportunity provided that the sum of such amounts is no less than was provided to such Covered Employee immediately prior to the Effective Time), and (ii) other compensation and employee benefits that are substantially comparable, in the aggregate, to the compensation and employee benefits provided to similarly situated employees of Parent.

(b) To the extent that a Covered Employee becomes eligible to participate in an employee benefit plan maintained by Parent or any of its Subsidiaries (other than the Company or the Company Subsidiaries), Parent shall cause such employee benefit plan to recognize the service of such Covered Employee with the Company or the Company Subsidiaries for purposes of eligibility, participation, level of benefits, and vesting under such employee benefit plan of Parent or any of its Subsidiaries, to the same extent that such service was recognized immediately prior to the Effective Time under a corresponding Company Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not (i) operate to duplicate any benefits of a Covered Employee with respect to the same period of service, (ii) apply for any purpose under any retiree medical plan or defined benefit pension plan or (iii) apply for purposes of any plan, program or arrangement (A) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any health care plan of Parent or any of its Subsidiaries (other than the Company and the Company Subsidiaries) in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, Parent shall use commercially reasonable efforts to (x) cause any preexisting condition limitations or eligibility waiting periods under such Parent or Subsidiary plan to be waived with respect to such Covered Employee to the extent that such limitation would have been waived or satisfied under the Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time and (y) recognize any health care expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of Parent or any of its Subsidiaries.

(c) Without limiting the generality of Section 9.07, the provisions of this Section 6.05 are solely for the benefit of the parties to this Agreement, and no current or former employee, director or other service provider, or any other individual associated therewith, shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Company or any of their respective Affiliates; (ii) alter or limit the ability of Parent or any of its Subsidiaries (including, after the Closing Date, the Company and the Company Subsidiaries) to amend, modify or terminate any Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant any right to employment or continued employment or continued service with Parent or any of its Subsidiaries (including, following the Closing Date, the Company and the Company Subsidiaries), or constitute or create an employment agreement with any employee.

SECTION 6.06 Obligations of Parent and Merger Sub. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.

SECTION 6.07 Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement and the other Transactions and shall not issue any such press release or make any public announcement prior to such consultation and review, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided that, subject to Section 6.03 in the case of the Company, each party hereto may make statements that are not materially inconsistent with previous press releases, public disclosures or public statements made by Parent, Merger Sub or the Company in compliance with this Section 6.07. The initial press release of the parties announcing the execution of this Agreement shall be a joint press release of Parent and the Company in a form that is mutually agreed.

SECTION 6.08 Directors’ and Officers’ Indemnification.

(a) Indemnification. From and after the Effective Time, the Company and the Surviving Company, as applicable, shall indemnify and hold harmless all past and present directors and officers of the Company and each Company Subsidiary (collectively, the “Covered Persons”) to the same extent such Persons are indemnified as of the date of this Agreement by the Company and the Company Subsidiaries pursuant to applicable Law, the Company Articles, the Company Bylaws and the articles of incorporation and bylaws (or equivalent organizational documents) of each Company Subsidiary in existence on the date of this Agreement arising out of acts or omissions in their capacity as directors or officers of the Company or any Company Subsidiary occurring at or prior to the Effective Time. The Surviving Company shall advance expenses (including reasonable and documented out-of-pocket legal fees and expenses) incurred in the defense of any Action or investigation with respect to the matters subject to indemnification pursuant to this Section 6.09(a) in accordance with the rights of each Covered Person as provided in the Company Articles, the Company Bylaws and the articles of incorporation and bylaws (or equivalent organizational documents) of each Company Subsidiary in existence on the date of this Agreement.

(b) Insurance. The Company shall be permitted to, prior to the Effective Time and in consultation with Parent as provided in this Section 6.09(b), obtain and fully pay the premium for an insurance and indemnification policy that provides coverage for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries thereof than the Company’s existing directors’ and officers’ liability insurance policy; provided, however, that the Company shall, in cooperation with Parent, use commercially reasonable efforts to obtain the most favorable pricing and most comprehensive coverage reasonably available for such policy and in no event shall Parent, the Company or the Surviving Company be required to expend for such policy an amount in excess of six (6) times the annual aggregate premium currently paid by the Company for such insurance (the “Maximum Premium”). If the Company and the Surviving Company for any reason fail to obtain such “tail” insurance policy as of the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six (6)-years from and after the Effective Time (and for so long thereafter as any claims brought prior to the end of such six (6)-year period thereunder are being adjudicated) the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Company shall, and Parent shall cause the Surviving Company to, purchase comparable D&O Insurance for such six-year period (and for so long thereafter as any claims brought prior to the end of such six (6)-year period thereunder are being adjudicated) with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall Parent, the Company or the Surviving Company be required to expend an annual aggregate premium for such insurance in excess of 250% times the Maximum Premium.

(c) Successors. If the Surviving Company, Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, Parent shall, and shall cause the Surviving Company to, require such successors, assigns or transferees of the Surviving Company or Parent to assume the obligations set forth in this Section 6.08.

(d) Continuation. For not less than six (6) years from and after the Effective Time, Parent shall ensure that the Company Articles and Company Bylaws shall contain, and shall cause the Surviving Company to ensure that the articles of incorporation and bylaws of the Surviving Company and the articles of incorporation and bylaws (or other similar documents) of each Company Subsidiary shall contain, provisions no less favorable with respect to exculpation, indemnification and advancement of expenses for periods at or prior to the Effective Time than are currently set forth in the Company Charter, the Company Bylaws or the articles of incorporation and bylaws (or equivalent organizational documents) of each Company Subsidiary, as applicable. The contractual indemnification rights, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Company, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

(e) Benefit. The provisions of this Section 6.08 are intended to be for the benefit of, and shall be enforceable by, each Covered Party, each Covered Party’s heirs, executors or administrators and each Covered Party’s representatives, shall be binding on all successors and assigns of Parent, the Company and the Surviving Company and shall not be amended in a manner that is adverse to any Covered Parties (including their successors, assigns and heirs) without the consent of the Covered Party (including the successors, assigns and heirs) affected thereby.

(f) Non-Exclusivity. The provisions of this Section 6.08 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Nothing in this Agreement, including this Section 6.08, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of the Company Subsidiaries or the Covered Parties, it being understood and agreed that the indemnification provided for in this Section 6.08 is not prior to, or in substitution for, any such claims under any such policies.

SECTION 6.09 Shareholder Litigation. The Company shall promptly notify Parent of any Action brought by the Company Shareholders or other Persons against the Company or any of its directors, officers or the Company Representatives arising out of or relating to this Agreement or the Transactions (such Action, a “Shareholder Action”), and shall keep Parent reasonably and promptly informed with respect to the status thereof. Without limiting the preceding sentence, the Company shall give Parent the right to participate in the defense or settlement of any Shareholder Action and/or review and comment on all material filings or responses to be made by the Company in connection with any such Shareholder Action, and the right to consult on any settlement with respect to such Shareholder Action, and the Company will in good faith take such comments into account, and no such settlement shall be offered or agreed to without Parent’s prior written consent.

SECTION 6.10 Takeover Laws. If any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover Law or any comparable anti-takeover provisions of the Company Articles, the Company Bylaws or the articles of incorporation and bylaws (or equivalent organizational documents) of any Company Subsidiary or any shareholder rights plan or similar agreement becomes or is deemed to be applicable to this Agreement or the Transactions, then the Company Board and/or board of directors (or equivalent body) of such Company Subsidiary, as applicable, shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Law or Laws or other comparable anti-takeover provisions, “rights plan,” “rights agreement” or “poison pill” inapplicable to the foregoing.

SECTION 6.11 Section 16 Matters. The Company shall be permitted to take such actions to the extent as may be reasonably necessary or advisable to ensure that the dispositions of equity securities of the Company (including derivative securities) by any officer or director of the Company who is subject to Section 16 of the Exchange Act pursuant to the Transactions are exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.12 Deregistration; Delisting. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law to cause (a) the delisting of the Shares from the NASDAQ as promptly as practicable after the Effective Time; and (b) the deregistration of the Shares pursuant to the Exchange Act as promptly as practicable after such delisting.

SECTION 6.13 Notification. During the Pre-Closing Period, the Company will give prompt notice to Parent of any failure or reasonably expected failure by the Company to comply with or satisfy in any respect any representation, warranty, covenant, condition, obligation or other agreement to be complied with or satisfied by it pursuant to this Agreement, in each case, if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Article VII to fail to be satisfied at the Closing. No such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the Merger or the remedies available to the parties under this Agreement.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01 Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or mutual waiver (to the extent permitted by applicable Law) of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) No Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Merger.

(c) Regulatory Approvals. (i) Any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have expired or been earlier terminated, and (ii) the required Consents from Governmental Authorities set forth on Section 7.01(c) of the Parent Disclosure Schedule shall have been obtained.

SECTION 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law) of the following additional conditions:

(a) Accuracy of Representations and Warranties of the Company.

(i) Each of the representations and warranties of the Company in Sections 3.02(a)-(d) (Capitalization), Section 3.17 (Board Approvals; Vote Required) and Section 3.25 (Brokers) and shall be true and correct in all respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct in all respects on and as of such other date), other than such failures to be true and correct that are de minimis;

(ii) Each of the representations and warranties of the Company in Section 3.01 (Organization and Qualification; Subsidiaries), Section 3.03 (Corporate Authority) and Section 3.23 (Opinion of Financial Advisor) to the extent qualified by materiality or “Company Material Adverse Effect” shall be true and correct in all respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct in all respects on and as of such other date), and each of the foregoing representations and warranties, to the extent not qualified by materiality or “Company Material Adverse Effect,” shall be true and correct in all material respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct in all material respects on and as of such other date);

(iii) Each of the representations and warranties of the Company in Section 3.06(a) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof; and

(iv) Each of the representations and warranties of the Company contained in Article III (other than those in Section 3.01 (Organization and Qualification; Subsidiaries), Sections 3.02(a)-(d) (Capitalization), Section 3.03 (Corporate Authority), Section 3.06(a) (Absence of Certain Changes or Events), Section 3.17 (Board Approvals; Vote Required), Section 3.23 (Opinion of Financial Advisor) and Section 3.25 (Brokers)) (disregarding any “materiality” or “Company Material Adverse Effect” qualifiers contained within such representations and warranties) shall be true and correct in all respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct in all respects on and as of such other date), other than such failures to be true and correct in all respects that, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements, covenants and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.

(d) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying that the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(c) have been satisfied.

SECTION 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law) of the following additional conditions:

(a) Accuracy of Representations and Warranties of Parent and Merger Sub.

(i) Each of the representations and warranties of Parent and Merger Sub in Section 4.01 (Organization), Section 4.02 (Corporate Authority) and Section 4.08 (Brokers) shall be true and correct in all respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct in all respects on and as of such other date), other than such failures to be true and correct that are de minimis;

(ii) Each of the representations and warranties of Parent and Merger Sub contained in Article IV (other than those in Section 4.01 (Organization), Section 4.02 (Corporate Authority) and Section 4.07 (Brokers)) (disregarding any “materiality” or “Parent Material Adverse Effect” qualifiers contained within such representations and warranties) shall be true and correct in all respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct in all respects on and as of such other date), other than such failures to be true and correct in all respects that, individually and in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements, covenants and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Parent, certifying that the conditions specified in Section 7.03(a) and Section 7.03(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01 Termination. This Agreement may be terminated, in the case of clauses (a), (b), (c), (f) and (g) below, at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder

Approval or, in the case of clauses (d) and (e) below, at any time before receipt of the Company Shareholder Approval, as follows (the date of any such termination, the “Termination Date”):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Effective Time shall not have occurred on or before November 15, 2018; provided that if the Effective Time shall not have occurred by such date and the conditions set forth in Section 7.01(b) (but solely if the applicable Law or Order relates to an Antitrust Law) and/or Section 7.01(c) shall not have been satisfied by such date, and the conditions set forth in Section 7.01(b) (but solely if the applicable Law or Order relates to an Antitrust Law) and/or Section 7.01(c) are the only conditions in Article VII that have not been satisfied by such date (except for those conditions that by their nature would only be satisfied at Closing), then Parent may extend such date until May 15, 2019 by written notice to the Company (such date, as so may be extended, the “Outside Date”); provided, further, that the right to extend or terminate this Agreement under this Section 8.01(b) shall not be available to any party if the failure of the Effective Date to occur by the Outside Date was primarily caused by such party’s material breach of any provision of this Agreement;

(c) by either Parent or the Company if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger and such decision, injunction, decree, ruling, Law or Order shall have become final and nonappealable, or if there shall be adopted following the date of execution of this Agreement any Law that makes consummation of the Merger illegal or otherwise prohibited;

(d) by either Parent or the Company, if, upon a vote at a duly held meeting to obtain the Company Shareholder Approval at the Company Shareholders Meeting (including any postponement or adjournment thereof), the Company Shareholder Approval is not obtained;

(e) by Parent, if the Company Board or any committee thereof makes a Change of Company Recommendation;

(f) by Parent, if the Company breaches or fails to perform or comply with its representations, warranties, agreements, covenants or obligations contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a), Section 7.02(b) or Section 7.02(c) and (ii) cannot be or has not been cured within thirty (30) days after Parent’s giving of written notice to the Company of such breach or, if earlier, by the Outside Date;

(g) by the Company, if Parent breaches or fails to perform or comply with its representations, warranties, agreements, covenants or obligations contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (ii) cannot be or has not been cured within thirty (30) days after the Company’s giving of written notice to Parent of such breach or, if earlier, by the Outside Date; or

(h) by the Company, at any time prior to the time at which the Company receives the Company Shareholder Approval, in order to accept a Superior Proposal and enter into a definitive agreement providing for the consummation of a transaction constituting such Superior Proposal in accordance with Section 6.03(d); provided that the Company shall (A) have substantially contemporaneously with such termination entered into such definitive agreement with respect to that Superior Proposal, (B) have otherwise complied with all provisions of Section 6.03 with respect to such Superior Proposal, including the notice provisions thereof and (C) prior to or simultaneously with such termination, pay any amounts due pursuant to Section 8.03(c)(iii).

A terminating party shall provide written notice of termination to the other party specifying the reason for such termination, and any such termination that is valid in accordance with this Section 8.01 shall be effective immediately upon delivery of such written notice to the other party.

SECTION 8.02 Effect of Termination. Notwithstanding anything to the contrary in this Agreement, in the event of the valid termination of this Agreement by any party as provided in Section 8.01, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability or obligation on the part of any party, except that (a) this Section 8.02, Section 8.03, Article IX and Annex A shall survive the termination of this Agreement and remain in full force and effect, in accordance with their respective terms and conditions, (b) the Confidentiality Agreement shall survive the termination of this Agreement, in accordance with its terms and conditions and (c) nothing herein will relieve (x) any party from any liability for damages resulting from such party’s fraud prior to the valid termination of this Agreement or (y) the Company from any liability for damages resulting from the Company’s willful breach of any of its representations, warranties, agreements, covenants or obligations set forth in this Agreement prior to the valid termination of this Agreement.

SECTION 8.03 Fees and Expenses.

(a) All Expenses incurred in connection with this Agreement, the Transactions, the solicitation of shareholder approvals and all other matters related to the Closing shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated, except as otherwise set forth in this Agreement; provided, however, that the filing fees and the cost of printing and mailing the Proxy Statement shall be shared equally by the Company and Parent.

(b) [Intentionally deleted].

(c) If (i) Parent validly terminates this Agreement pursuant to Section 8.01(e), (ii) Parent validly terminates this Agreement pursuant to Section 8.01(f) (due to a breach of Section 6.01 or Section 6.03), (iii) the Company validly terminates this Agreement pursuant to Section 8.01(h) or (iv) either Parent or the Company validly terminates this Agreement for any reason at such time as Parent could have validly terminated this Agreement pursuant to Section 8.01(e), then the Company shall pay to Parent (or its designee) an amount equal to $70,000,000 (the “Company Termination Fee”) in immediately available funds prior to or simultaneously with such termination (in the case of a termination by the Company) or within two (2) Business Days after such termination (in the case of a termination by Parent).

(d) If (i) any Person makes a Competing Proposal (substituting “50%” for each reference in the definition of “Competing Proposal” to “20%”) (a “Qualifying Transaction”) that was publicly disclosed or otherwise made publicly known to the Company’s stockholders before the Company Shareholders Meeting and not publicly withdrawn at least one (1) Business Day prior to the date of the Company Shareholders Meeting, (ii) thereafter this Agreement is validly terminated pursuant to Section 8.01(b), Section 8.01(d), or Section 8.01(f) and (iii) within 12 months of such termination, the Company consummates or enters into, or the Company Board (or a committee thereof) publicly recommends, or submits to the Company Shareholders for their approval, a definitive agreement to consummate a Qualifying Transaction (which need not be the same Qualifying Transaction that was made, disclosed or publicly known prior to the termination hereof), then the Company shall pay to Parent (or its designee) the Company Termination Fee in immediately available funds prior to or simultaneously with the first to occur of such consummation, entry, recommendation or submission.

(e) If (A) (i) the Company or Parent terminates this Agreement pursuant to Section 8.01(b) or (ii) the Company or Parent terminates this Agreement pursuant to Section 8.01(c) (but solely if the applicable Law or Order relates to an Antitrust Law); (B) prior to such termination, Parent did not exercise its right to extend the Outside Date in accordance with Section 8.01(b); and (C) all of the conditions set forth in Section 7.01 and Section 7.02 are satisfied, except for (x) Section 7.01(b) (but solely if the applicable Law or Order relates to an Antitrust Law), (y) Section 7.01(c) and (z) those conditions that, by their nature, are to be satisfied at the Closing and were capable of being satisfied as of the date of such termination if the Closing were to occur on the date of such termination, then Parent shall pay to the Company (or its designee) $60,000,000 (the “Parent Tier I Termination Fee”) by wire transfer of immediately available funds within two (2) Business Days following the date of termination of this Agreement.

(f) If (A) (i) the Company or Parent terminates this Agreement pursuant to Section 8.01(b) or (ii) the Company or Parent terminates this Agreement pursuant to Section 8.01(c) (but solely if the applicable Law or Order relates to an Antitrust Law); (B) prior to such termination, Parent had exercised its right to extend the Outside Date in accordance with Section 8.01(b); and (C) all of the conditions set forth in Section 7.01 and Section 7.02 are satisfied, except for (x) Section 7.01(b) (but solely if the applicable Law or Order relates to an Antitrust Law), (y) Section 7.01(c) and (z) those conditions that, by their nature, are to be satisfied at the Closing and were capable of being satisfied as of the date of such termination if the Closing were to occur on the date of such termination, then Parent shall pay to the Company (or its designee) $120,000,000 (the “Parent Tier II Termination Fee”) by wire transfer of immediately available funds within two (2) Business Days following the date of termination of this Agreement.

(g) For the avoidance of doubt, notwithstanding anything herein to the contrary, in no event shall (i) the Company be required to pay the Company Termination Fee on more than one (1) occasion, (ii) Parent be required to pay either the Parent Tier I Termination Fee or the Parent Tier II Termination Fee on more than one (1) occasion or (iii) Parent be required to pay both the Parent Tier I Termination Fee and the Parent Tier II Termination Fee.

(h) Without limiting the right of Parent to seek specific performance in accordance with Section 9.08, and subject to Section 8.02, payment of the Company Termination Fee pursuant to this Section 8.03 (including any amounts payable under Section 8.03(f)) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), and none of Parent, Merger Sub, any of their respective Affiliates (collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement. Without limiting the right of Parent to seek specific performance in accordance with Section 9.08, except as set forth in Section 8.02, Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to this Section 8.03 (including any amounts payable under Section 8.03(f)) and any other payments pursuant to this Section 8.03 shall be the sole and exclusive remedy of the Parent Related Parties against the Company and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of this Agreement, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement.

(i) Without limiting the right of the Company to seek specific performance in accordance with Section 9.08, and subject to Section 8.02, payment of either the Parent Tier I Termination Fee pursuant to Section 8.03(e) or the Parent Tier II Termination Fee pursuant to Section 8.03(f) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company, any Company Subsidiaries, or any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), and none of the Company Related Parties or any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any of their Affiliates arising out of or in connection with this Agreement. Without limiting the right of the Company to seek specific performance in accordance with Section 9.08, except as set forth in Section 8.02, the Company’s right to receive payment from Parent of either the Parent Tier I Termination Fee pursuant to Section 8.03(e) or the Parent Tier II Termination Fee pursuant to Section 8.03(f) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss suffered as a result of this Agreement, and upon payment of such amount(s), none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement.

(j) The parties acknowledge and agree that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement, accordingly, if Parent or the Company fails to pay when due any amount pursuant to this Section 8.03, then Parent or the Company, as the case may be, shall (i) reimburse the other party for all costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with the collection of such overdue amount and the enforcement by the other party of its rights under this Section 8.03 and (ii) pay to the other party interest on such overdue amount from the date such payment was required to be made until the date of payment at the prime lending rate as published in the Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time; provided that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered if delivered in person or when sent if sent by facsimile transmission or email (provided that facsimile or e-mail confirmation of such facsimile or e-mail transmission is obtained), (b) on the fifth (5th) Business Day after dispatch by registered or certified mail or (c) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Merger Sub:

Zoetis Inc.

10 Sylvan Way

Parsippany, NJ 07054

E-mail: LegalNotices@zoetis.com

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Andrew R. Brownstein

                 Igor Kirman

Facsimile: (212) 403-2000

Email: ARBrownstein@wlrk.com and IKirman@wlrk.com

(b)	if to the Company:

Abaxis, Inc.

3240 Whipple Road

Union City, California 94587

Attention: Clint Severson; Ross Taylor

Email: ClintSeverson@abaxis.com; rosstaylor@abaxis.com

with a copy (which shall not constitute notice) to:

Cooley LLP

101 California Street, 5th Floor

San Francisco, California 94111

Attention: Jamie Leigh; Jodie Bourdet

Email: jleigh@cooley.com; jbourdet@cooley.com

SECTION 9.03 Certain Definitions. As used in this Agreement, certain capitalized terms shall have the meanings set forth in Annex A attached hereto.

SECTION 9.04 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. If such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

SECTION 9.05 Entire Agreement. This Agreement, taken together with the Company Disclosure Schedule, the Parent Disclosure Schedule and the Confidentiality Agreement, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof.

SECTION 9.06 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.07 Parties in Interest. Other than the provisions of Section 6.08 (which is for the benefit of the Persons covered thereby and may be enforced by such Persons in accordance with the terms thereof), this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 9.08 Remedies; Specific Performance. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.08, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If a party initiates a proceeding seeking equitable relief pursuant to this Section 9.08, the Outside Date shall automatically be extended until such proceeding is finally resolved.

SECTION 9.09 Governing Law.

(a) This Agreement and all claims or causes of action (whether arising in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without regard to any conflicts of laws principles that would result in the application of any Law other than the Law of the State of Delaware; provided that the Merger (to the extent required by the Laws of the State of California to be governed thereby) and matters relating to the conduct of directors of the Company shall be governed by, and construed in accordance with, the Laws of the State of California, without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction.

(b) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be heard and determined exclusively in the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court of the United States located within the State of Delaware. Consistent with the preceding sentence, each of the parties hereto hereby (i) submits to the exclusive jurisdiction of any federal or state court sitting in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by either party hereto, (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 9.02 and (iii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above named courts. With respect to any particular suit or other Action, venue shall lie solely in the Court of Chancery of the state of Delaware or such federal court located within the State of Delaware. The parties further agree, to the extent permitted by Law, that final and nonappealable judgment against a party in any Action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

SECTION 9.10 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided that, after receipt of the Company Shareholder Approval, no amendment may be made that would require the approval of the Company Shareholders under applicable Law or in accordance with the rules of NASDAQ, without obtaining such approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 9.11 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein; provided that, after receipt of the Company Shareholder Approval, there shall be no waiver that under applicable Law or in accordance with the rules of NASDAQ requires further approval by the Company Shareholders, without obtaining such approval. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

SECTION 9.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

SECTION 9.13 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or other means of electronic transmission, such as by electronic mail in “.pdf,” “.tif,” “.jpeg” or similar form) (“Electronic Delivery”) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

SECTION 9.14 Interpretation and Rules of Construction. When a reference is made in this Agreement to an Exhibit, an Article or a Section, such reference shall be to an Exhibit, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Documents, materials and information are deemed to have been “made available” to Parent and Merger Sub, only if such documents, materials or information were available for review by the Company or the Company Representatives through an electronic data room in connection with the transactions contemplated hereby or disclosed in a SEC Report filed and publicly available, in each case, prior to the date of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its successors and permitted assigns. When calculating the period of time prior to which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. References to “days” shall mean “calendar days” unless expressly stated otherwise. When “since” is used in connection with a date, the period covered thereby shall be inclusive of such date. No specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty. It is the intent of the parties that each representation, warranty, covenant, condition, obligation and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ZOETIS INC.

By:	/s/ Juan Ramón Alaix
Name:	Juan Ramón Alaix
Title:	Chief Executive Officer

ZEUS MERGER SUB, INC.

By:	/s/ John O’Connor
Name:	John O’Connor
Title:	Chief Executive Officer

ABAXIS, INC.

By:	/s/ Clinton H. Severson
Name:	Clinton H. Severson
Title:	Chairman and Chief Executive Officer

Annex A

Definitions

“Acceptable Confidentiality Agreement” means a confidentiality agreement substantially similar to, and with terms materially no less favorable, in the aggregate, to the Company, than those contained in the Confidentiality Agreement; provided that such confidentiality agreement (a) shall contain confidentiality and use restrictions no less favorable to the Company than those contained in the Confidentiality Agreement and (b) shall not prohibit the Company from providing to Parent, Merger Sub and their representatives any of the information required to be provided to Parent under Section 6.03.

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Anti-Corruption Law” means any Law related to combating bribery and corruption, including, as applicable, applicable laws implementing the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or the UN Convention Against Corruption, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the U.K. Bribery Act 2010.

“Antitrust Laws” means all antitrust, competition or trade regulation Laws or Laws that are otherwise designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or harm to competition.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York or San Francisco, California are authorized or required by Law to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Equity Plan” means the 2014 Equity Incentive Plan, as amended, or the 2005 Equity Incentive Plan, as amended.

“Company Material Adverse Effect” means any event, circumstance, change or effect (an “Effect”) that, individually or in the aggregate with all other Effects, (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) would, or would reasonably be expected to, prevent or materially impede or materially delay the consummation by the Company of the Transactions beyond the Outside Date; provided that, in the case of clause (a), in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Company Material Adverse Effect: any Effect proximately resulting from or relating to (i) a change in general economic, political, regulatory, business, economic, financial, credit or capital market conditions, (ii) a change in GAAP or applicable Law (including the rules, regulations and administrative policies of the FDA) or interpretations thereof, after the date hereof, (iii) a change generally affecting industries in which the Company and the Company Subsidiaries operate in the United States or globally, (iv) any outbreak, escalation or acts of terrorism, armed hostility or war, sabotage or military actions, or any weather-related event, earthquake, hurricane, tornado, fire or other natural disaster or any material worsening of such conditions, (v) the announcement of the Agreement or the pendency of the Transactions, (vi) compliance with the express terms of, or the taking of any action expressly required by, this Agreement or the taking of any action consented to in writing by Parent prior to the taking of such action or (vii) in itself, any failure to meet internal or published analyst projections, forecasts, performance measures, financial or operating statistics or metrics or revenue or earnings predictions for any period or any resulting analyst downgrade of the Company’s securities, or a decline in the price or trading volume of the Company’s shares on the NASDAQ (provided that the underlying causes of such failure or decline may be considered in determining whether there is a Company Material Adverse Effect); provided, further, that the exceptions set forth in clauses (i), (ii), (iii) and

(iv) above shall only apply to the extent that such event, circumstance, change or effect does not have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, compared to other companies of similar size that operate in the industries in which the Company and the Company Subsidiaries operate.

“Company PSU Award” means an award of performance-vesting restricted stock units granted under a Company Equity Plan.

“Company Registered Intellectual Property” means all U.S., international and foreign, (a) patents and patent applications (including provisional applications), (b) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (c) registered Internet domain names, (d) registered copyrights and applications for copyright registration and (e) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Authority owned by, registered or filed in the name of, the Company or any Company Subsidiary.

“Company Representatives” means the officers, directors, financial advisors, attorneys, accountants, investment bankers, representatives, agents and other advisors of the Company or the Company Subsidiaries.

“Company RSU Award” means an award of time-vesting restricted stock units granted under a Company Equity Plan.

“Company Shareholder” means a holder of Company Common Stock.

“Company Shareholders Meeting” means a duly convened meeting of the Company Shareholders called to obtain the Company Shareholder Approval, or any valid adjournment or postponement thereof made in accordance with this Agreement.

“Competing Proposal” means any proposal or offer from or by any Person or group (other than Parent or Merger Sub) relating to, in a single transaction or series of related transactions, (a) any direct or indirect acquisition of (i) more than 20% of the assets (whether based on the fair market value or revenue generation) of the Company and the Company Subsidiaries, taken as a whole, including in any such case through the acquisition of one or more Company Subsidiaries owning such assets or (ii) more than 20% of the outstanding Company Common Stock (or any securities convertible into, or exchangeable for, such Company Common Stock), (b) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning 20% or more of the outstanding Company Common Stock or (c) any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or other similar transaction involving the Company and/or any Company Subsidiary which would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, more than 20% of the outstanding Company Common Stock or 20% of the voting power of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power). Whenever the term “group” is used in this Agreement, unless otherwise specified or the context otherwise requires, it shall have the definition set forth in Rule 13d-3 promulgated under the Exchange Act.

“Consent” means any license, certificate, permit, approval, clearance, consent, waiver, expiration or termination of an applicable waiting period, authorizations, qualifications or orders.

“Contract” means any binding oral or written contract, subcontract, agreement, note, bond, mortgage, indenture, lease, sublease, license, sublicense, permit, franchise or other instrument, obligation, commitment or arrangement or understanding of any kind or character.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

“Equity Award Exchange Ratio” means the quotient of (a) the Merger Consideration, divided by (b) the average, rounded to the nearest one ten thousandth, of the closing-sale prices of Parent Shares on the NYSE as reported by The Wall Street Journal for the ten full trading days ending on (and including) the trading day preceding the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to this Agreement and the Transactions.

“FDA” means the United States Food and Drug Administration.

“Good Clinical Practices” means the then current standards for clinical trials for the products of the Company and the Company Subsidiaries (including all applicable requirements relating to protection of human and animal subjects) in the United States, as set forth in applicable Law, and applicable regulations promulgated thereunder, in each case as amended from time to time, and such standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are required by other organizations and Governmental Authorities in any other countries in which the Company’s products are sold or intended to be sold.

“Healthcare Regulatory Authority” means any Governmental Authority with jurisdiction over (a) the development, testing, marketing, labeling, sale, use, handling and control, safety, efficacy, reliability, manufacturing, approval, pricing, import, export or licensing of any drug, device or over-the-counter pharmaceutical product, (b) local, state, federal, foreign or other government healthcare programs under which such products are purchased or (c) the protection of personal health information.

“Indebtedness” means all (a) indebtedness of the Company or any of the Company Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), other than indebtedness for borrowed money between the Company and any of the wholly owned Company Subsidiaries or between the wholly owned Company Subsidiaries; (b) obligations of the Company or any of the Company Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments; (c) obligations of the Company or any of the Company Subsidiaries under capitalized leases; (d) obligations of the Company or any of the Company Subsidiaries in respect of interest rate and currency obligation swaps, hedges or similar arrangements (other than foreign exchange hedges entered into with respect to nonmonetary assets or liabilities reflected on the consolidated balance sheet of the Company and the Company Subsidiaries); and (e) obligations of the Company or any of the Company Subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any Person other than the Company or any of the Company Subsidiaries.

“Insurance Policies” means all material insurance policies and arrangements held, as of the date of this Agreement, by or for the benefit of the Company, any Company Subsidiary, or the business, assets or properties owned, leased or operated by the Company or any Company Subsidiary.

“Intellectual Property” means all intellectual property rights of any kind or nature in any jurisdiction, whether registered or unregistered, including all trademarks, service marks, trade names, domain names, mask works, inventions, patents, trade secrets, copyrights, know-how, processes, systems, techniques, computer software programs and applications, algorithms, data, and databases, (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property rights.

“Intervening Event” means any material event, change, effect, development, state of facts, condition or occurrence that occurs or arises after the date of this Agreement that (a) was not known, or reasonably foreseeable to or by the Company Board as of or prior to the date of this Agreement, (b) does not result from any breach of this Agreement by the Company or the Company Subsidiaries or the Company Representatives and (c) does not relate to (i) the receipt, existence or terms of a Competing Proposal, (ii) any events, changes or circumstances to the extent relating to Parent, Merger Sub, or any of Parent’s Subsidiaries, or (iii) the consents, approvals, filings, notifications, authorizations or actions described in Section 4.03(b).

“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge, following due inquiry, of the individuals identified on Schedule A to the Company Disclosure Schedule. With respect to matters involving Intellectual Property, knowledge does not require that any of the individuals identified on Schedule A to the Company Disclosure Schedule conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Intellectual Property clearance searches, and no knowledge of any third party Intellectual Property that would have been revealed by such inquiries, opinions or searches will be imputed to such executive officers.

“Leased Real Property” means all real property leased or subleased (whether as a tenant or subtenant) by the Company or any Company Subsidiary.

“Liens” means any and all security interests, pledges, claims, charges, options, puts, calls, preemptive purchase rights, easements, restrictions, rights of first refusal, hypothecation, mortgages, liens and any other encumbrances of any kind or nature whatsoever.

“NASDAQ” means the Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange.

“Order” means with respect to any Person, any award, decision, injunction, judgment, stipulation, order, ruling, subpoena, writ, decree, consent decree or verdict entered, issued, made or rendered by any arbitrator or Governmental Authority of competent jurisdiction affecting such Person or any of its properties.

“Owned Real Property” means all real property owned or purported to be owned by the Company or any Company Subsidiary.

“Parent Disclosure Schedule” means the separate disclosure letter delivered by the Parent to the Company prior to the execution of this Agreement.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, with all other Effects, would, or would reasonably be expected to, prevent or materially impede or materially delay the consummation by Parent or Merger Sub of the Transactions beyond the Outside Date.

“Parent Representatives” means the officers, directors, accountants, consultants, legal counsel, agents and other representatives of Parent and Merger Sub.

“Parent Share” means a share of common stock, $0.01 par value, of Parent.

“Permitted Liens” means (a) statutory Liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves or accruals have been established in accordance with GAAP in the Company Financial Statements filed prior to the date hereof, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business that are not material individually or in the aggregate, (c) Liens securing Indebtedness or liabilities that are reflected in the SEC Reports filed on or prior to the date of this Agreement as being secured as of the date of this Agreement, (d) easements that are disclosed in the real estate title insurance policies, commitments and reports or in the surveys for the Owned Real Properties made available to Parent (other than such matters that, individually or in the aggregate, materially adversely impair the current use of the subject real property), (e) Liens imposed or promulgated by Law with respect to real property and improvements, including building codes and zoning regulations that do not materially impair the existing use of the subject real property and improvements, (f) easements, rights of way, restrictions, covenants or other similar matters that are not material in amount or do not materially detract from the value or materially impair the existing use of the subject real property, (g) Liens that affect the underlying fee interest of any real property that are not material in amount or do not materially detract from the value or materially impair the existing use of the subject real property and (h) such other Liens that are not material in amount or do not materially detract from the value or materially impair the existing use of the property to which they relate.

“Person” means an individual, company, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Data” means any information relating to an identified or identifiable natural person, including an individual’s name, address, social security number, financial account information, email address or medical record or health information.

“Privacy and Security Requirements” means all applicable Laws related to data privacy and data security, including, as applicable, the Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act of 2009, and all implementing regulations thereof (“HIPAA”) and the privacy and security policies of the Company and the Company Subsidiaries.

“Subsidiary” or “Subsidiaries” of any Person means (a) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned by such Person or by one of more other Subsidiaries of such Person, (b) a partnership of which such Person, or one or more other Subsidiaries thereof is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such Person or one or more other Subsidiaries thereof is the managing member and has the power to direct the policies, management and affairs of such company or (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Superior Proposal” means a bona fide written Competing Proposal (with all percentages in the definition of Competing Proposal increased to sixty percent (60%)) on terms that the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel), and considering all legal, financial, tax, regulatory, timing and other aspects of the proposal and the Person or group making such proposal (including any break-up fees, expense reimbursement provisions and the conditionality, the timing, the risks and the likelihood of consummation of such proposal), (a) would result in a transaction that is more favorable from a financial point of view to the Company Shareholders than the Transactions (including any adjustment to the terms and conditions of the Transactions proposed by Parent in response to such Competing Proposal) and (b) is reasonably capable of being completed on the terms proposed (including certainty of financing), in a reasonable period of time.

“Tax” or “Taxes” means any U.S. federal, state, local and foreign taxes, fees, levies, assessments and other governmental charges, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated and other similar taxes, imposed by any Governmental Authority, together with any interest, penalties, and additions to tax imposed with respect thereto.

“Tax Returns” means any report, return, declaration, claim for refund, or information return or statement relating to Taxes filed or required to be filed with the Internal Revenue Service or any Governmental Authority, including any schedule or attachment thereto and any amendment thereof.

The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Acceptable Confidentiality Agreement	Annex A
Acquisition Agreement	Section 6.03(c)
Action	Section 3.07
Affiliate	Annex A
Agreement	Preamble
Agreement of Merger	Section 1.03
Anti-Corruption Law	Annex A
Antitrust Laws	Annex A
Book-Entry Shares	Section 2.02(b)(ii)
Business Day	Annex A
Capitalization Date	Section 3.02(a)
CCC	Recitals
Certificate	Section 2.02(b)(i)
Change of Company Recommendation	Section 6.03(c)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Annex A
Company	Preamble
Company Affiliate Contract	Section 3.19
Company Articles	Section 3.01(c)
Company Board	Recitals
Company Board Recommendation	Section 3.17(a)
Company Bylaws	Section 3.01(c)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Equity Plans	Annex A
Company Financial Statements	Section 3.05(b)
Company Intellectual Property Rights	Section 3.16(b)
Company Leases	Section 3.11(b)
Company Licensed Intellectual Property	Section 3.16(b)
Company Material Adverse Effect	Annex A
Company Permits	Section 3.08(b)
Company PSU Award	Annex A
Company Registered Intellectual Property	Annex A
Company Representatives	Annex A
Company RSU Award	Annex A
Company Shareholder	Annex A
Company Shareholder Approval	Recitals

Company Shareholders Meeting	Annex A
Company’s Knowledge	Annex A
Competing Proposal	Annex A
Confidentiality Agreement	Section 6.02
Consent	Annex A
Contract	Annex A
control	Annex A
Customer Data	Section 3.18(a)
D&O Insurance	Section 6.08(b)
Dissenting Shares	Section 2.05(a)
Effect	Annex A
Effective Time	Section 1.03
Electronic Delivery	Section 9.13
Environmental Laws	Section 3.15
Equity Award Exchange Ratio	Annex A
Equity Interests	Section 3.02(b)
ERISA Affiliate	Annex A
Exchange Act	Section 3.04(b)
Expenses	Annex A
FDA	Annex A
FDCA	Section 3.21(a)
GAAP	Section 3.05(b)
Good Clinical Practices	Annex A
Governmental Authority	Section 3.04(b)
Hazardous Materials	Section 3.15
Healthcare Laws	Section 3.21(a)
Healthcare Regulatory Authority	Annex A
HIPAA	Annex A
HSR Act	Section 3.04(b)
Indebtedness	Annex A
Insurance Policies	Annex A
Intervening Event	Annex A
Knowledge of the Company	Annex A
Law	Section 3.04(a)
Leased Real Property	Annex A
Liens	Annex A
Material Contracts	Section 3.13(a)
Merger	Recitals
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
NASDAQ	Annex A
Notice of Change of Recommendation	Section 6.03(d)(iii)
NYSE	Annex A
OFAC	Section 3.08(d)
Order	Annex A
Outside Date	Section 8.01(b)
Owned Real Property	Annex A
Parent	Preamble
Parent Material Adverse Effect	Annex A
Parent Representatives	Annex A
Parent Shares	Annex A
Paying Agent	Section 2.02(a)

Payment Fund	Section 2.02(a)
Permitted Lien	Annex A
Person	Annex A
Personal Data	Annex A
Pre-Closing Period	Section 5.01
Preferred Stock	Section 3.02(a)
Privacy and Security Requirements	Annex A
Proxy Statement	Section 3.04(b)
Restricted Parties	Section 3.08(d)
SEC	Section 3.04(b)
SEC Reports	Section 3.05(a)
Securities Act	Section 3.05(a)
Significant Customers	Section 3.20
Significant Suppliers	Section 3.20
Social Security Act	Section 3.21(d)
Subsidiaries	Annex A
Subsidiary	Annex A
Superior Proposal	Annex A
Surviving Company	Section 1.04
Tax	Annex A
Tax Returns	Annex A
Taxes	Annex A
Termination Date	Section 8.01
Transactions	Recitals